8/12


03029243

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Depfa Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4822 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/13/03


annual

DEPFA BANK plc 2002

82-4822

12-31-02 03 AUG 12 AM 7:21

GROUP ACCOUNTS IN ACCORDANCE WITH US-GAAP


DEPFA BANK

PERFORMANCE IN FINANCE

Group figures according to US-GAAP

	1.1.–31.12.2002 €m	1.1.–31.12.2001 €m	Change €m	Change %
Earnings				
Total net interest income	298	259	39	15.1
Net interest income incl. interest from derivatives	*285*	*251*	*34*	*13.5*
Net commission income	32	3	29	
Income from sale of assets	99	27	72	
Trading result	–21	41	–62	
of which from securities	–1	30	–31	
of which derivatives valuation	–7	19	–26	
of which interest	–13	–8	–5	
Total earnings	**408**	**330**	**78**	**23.6**
Personnel expenditure	–56	–61	5	8.2
Other administrative expenditure	–35	–25	–10	–40.0
Depreciation on intangible assets	–6	–10	4	40.0
Administrative expenditure	**–97**	**–96**	**–1**	**–1.0**
Other income and expenditure	–4	31	–35	
Provision for loan losses	–	–12	12	
Result of the first time application of FAS 133	–	–29		
Income before income taxes	**307**	**224**	**83**	**37.1**
Income taxes	–59	–56	–3	–5.4
Income after income taxes	**248**	**168**	**80**	**47.6**
Minority interest income	–12	–31	19	61.3
Group net income from continuing operations	**236**	**137**	**99**	**72.3**
Result from discontinued operations	–802	154	–956	
Group net income	**–566**	**291**	**–857**	
Key ratios (continuing operations)				
Cost/income ratio	23.8%	29.1%		
Earnings per share	6.70	3.88	2.82	72.7
RoE before tax	27.8%	20.0%		
RoE after tax	22.3%	14.8%		
Portfolio	**31.12.2002**	**31.12.2001**		
Public sector finance	110,503	120,802	–10,299	–8.5
Property finance	5,769	26,054	–20,285	–77.9
Other loans	5,954	4,204	1,750	41.6
Outstanding securities including loans taken up	67,842	80,098	–12,256	–15.3
Equity	1,136	2,257	–1,121	–49.7
Total assets	145,847	180,899	–35,052	–19.4
Ratings	**Fitch**	**Moody's**	**S&P**	
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–	

Contents

Letter to Shareholders

Dear Shareholder,

Welcome to the new DEPFA BANK! This is the first annual report for the company in its role as a pure Public Finance specialist. The split process completed on 6 June of last year was a total success, firstly in terms of execution as this highly complex transaction was completed on schedule and did not run into any major problems, and secondly in terms of the objectives that we had set ourselves more than a year ago: with net income of € 236 million, a return on equity after taxes of 22% and a uniform rating of 'AA – stable outlook' DEPFA is fulfilling the potential of the business model exactly according to plan.

Our earnings performance in 2002 may appear to have merely continued the positive trend of past segment results, however as this was a year of transition it is all the more impressive. This earnings strength shows the independent bank got off to a successful start and is also an important signal for the capital markets. Even though we can only look back on a short period of time, spinning off the property finance activities was not only the right thing to do, but a prerequisite for the successful implementation of our global Public Finance business model. Recent developments in the German banking sector only serve to reinforce this strategic view.

Shareholders

Market capitalisation: € 1.8 bn
Number of shares: 35,301,972

59.2%
40.8%

Free float
DEPFA Holding Verwaltungsgesellschaft mbH

8.50%	Bayerische Beamten-Lebensversicherung aG
8.50%	Schweizerische Lebensvers.- und Rentenanstalt
6.36%	Versorgungsanstalt des Bundes u. d. Länder
5.78%	Bankhaus Lampe KG
5.00%	Deutscher Ring Beteiligungs-Holding
2.73%	Schmidt-Bank
2.61%	Entenial S.A.
1.30%	Condor Lebensversicherungs-AG

At current levels (around € 50 in April 2003), our share price is undervalued. Despite the strong debut of the new DEPFA share in June 2002, at prices above € 60, we could not escape the general market downtrend that was particularly pronounced in the German equity market. We are, of course, unaffected by the problems facing so many banks in the current environment, such as the dire condition of international equity markets, high levels of loan loss provisions, or rocketing costs. This is reflected in the record results achieved by the new DEPFA. We are convinced that the market will soon credit our new business model, and the resulting success of our business. Our target for return on equity over the coming years remains unchanged, at 20%: this implies double-digit annual growth rates in earnings per share.

Given the strong earnings performance, we will propose to the Annual General Meeting to pay a dividend of € 1.00 per share. The Annual General Meeting of DEPFA BANK plc will be held on 11 June 2003 in Dublin – our new registered office – for the first time. We are looking forward to meeting you on this occasion.

Yours faithfully,

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Management

The Board of Directors of the Irish Parent Company comprises 13 members, consisting of six executive and seven non-executive members.

Executive Members

Gerhard Bruckermann
(Chairman and CEO)

Thomas M. Kolbeck
(Vice Chairman and Deputy CEO)

Dermot Cahillane

Fulvio Dobrich

Dr. Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner

Prof. Dr. Alexander Hemmelrath

Maurice O'Connell

Jacques Poos

Hans W. Reich

Prof. Dr. Frances Ruane

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer

Gerhard Bruckermann
(Chairman and CEO)

Gerhard Bruckermann has been on the Management Board of DEPFA BANK since 1991 and has acted as its spokesman since 2000. He previously held senior positions in the capital market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance activities are widely credited to Gerhard Bruckermann's initiative and vision. Furthermore, he has played a key role in the continued development of both the Pfandbrief market and DEPFA's funding strategy.



Thomas M. Kolbeck
(Vice Chairman and Deputy CEO)

Thomas M. Kolbeck joined DEPFA BANK's Management Board in 1997. Prior to this, he held various international management positions with Westdeutsche Landesbank. At DEPFA BANK, Thomas M. Kolbeck has been instrumental in the international diversification of Public Finance activities, together with the expansion of infrastructure financing and investment banking.





Dermot Cahillane

Dermot Cahillane joined DePfa-Bank Europe plc in 1993 and was appointed Managing Director in 1997. Prior to joining DEPFA BANK, he held senior positions for many years in various national and international divisions of Allied Irish Bank plc. As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for administration and human resources.



Fulvio Dobrich

Fulvio Dobrich has been CEO of DEPFA USA, Inc. since 1998 and a member of the Board of Directors of DEPFA Investment Bank Ltd. and DEPFA UK Ltd. He previously held senior management positions at various US banks. As a member of the Board of Directors of DEPFA BANK plc, Fulvio Dobrich is responsible for Investment Banking and the bank's US business.

Dr. Reinhard Grzesik

Reinhard Grzesik joined DEPFA BANK in 1996 serving as head of the corporate planning division until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is as Chief Financial Officer responsible for accounting, controlling and corporate development.



Jürgen Karcher

Jürgen Karcher joint DEPFA as a member of the Management Board in 2001. In 1998/99, he served the DEPFA BANK as director for strategic planning and company development. Prior to this, Jürgen Karcher held management positions at Salomon Brothers, Morgan Stanley, Commerzbank AG and Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is responsible for business development, Group treasury and funding.





Corporate Governance

DEPFA BANK plc is committed to the highest standards of corporate governance.

The Board of Directors is accountable to the Company's shareholders for corporate governance, and this Statement of Corporate Governance describes how the provisions and principles are applied in the Company.

The Board of Directors

The Company is led and controlled by an effective Board. The Board has reserved to itself for decision, a formal schedule of strategic matters relating to the Company and its future direction.

It is the practice that the majority of the Board comprises non-executive Directors. All the Directors bring independent judgement to bear on issues of strategy, key appointments, performance, resources and standards. The non-executive Directors are independent of management and are considered free from any business or other relationship that could influence their independent judgement.

The Board meets in accordance with a regular schedule of meetings and also meets on occasions as considered necessary.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that the Board complies with applicable rules and regulations.

Board Committees

The Board has established two committees that operate within specific terms of reference. These committees are the Audit Committee and the Compensation Committee both of which are committees of the Board. These committees are comprised of non-executive Directors all of whom are considered to be independent. The composition and the terms of reference of each committee are reviewed annually.

Audit Committee

The Audit Committee provides a link between the Board and external auditors, is independent of the Company's management and is responsible for:

- Approving the appointment of the external auditors;
- Reviewing the scope of the audit by the external auditors;
- The cost-effectiveness and the independence of the external auditors;
- Discussion of the Company's Interim and Annual Financial Statements;
- Assessing the effectiveness of the Company's internal control processes, and
- Reviewing the Company's accounting policies

The external auditors are regularly invited to attend the Audit Committee meetings, together with the Chief Executive Officer and the Executive Director responsible for Accounting.
The Committee also meet once a year with the external auditors in confidential session, without management present.

The external auditors and the Internal Auditor have unrestricted access to the Chairman of the Audit Committee.

Compensation Committee

The Compensation Committee decides on the Executive Directors' and Company Secretary's remuneration. The Committee also takes responsibility, together with the Chief Executive Officer, for general remuneration schemes and in particular for incentive schemes.

Executive Committees

The Chief Executive Officer has powers delegated to him by the Board to establish Executive Committees, and is responsible for drawing up the schedule of responsibilities of these committees.

The following Committees have been established:

- Executive Committees
- Assets & Liabilities Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

Internal Controls

The Directors have overall responsibility for the Company's system of internal control and for reviewing its effectiveness. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Company's overall control systems include:

- A clearly defined structure with defined authority limits and reporting mechanisms to higher levels of management and to the Board;
- Appropriate terms of reference for Board Committees and Sub-Committees with responsibility for core areas;
- Comprehensive policies and procedures relating to financial controls, asset and liability management, market risk, operational risk and credit risk management;
- An annual budget and monthly reporting systems which enables active monitoring of progress against objectives and early rectification where required;
- Compliance, controlled centrally by the Compliance Officer.
- An Internal Audit function



Creating the new DEPFA BANK

The re-organisation of the former DEPFA Group was based on three objectives:

- **spinning off the property business,**
- **moving the bank's head office to Dublin,**
- **creating a structure featuring a universal bank as the parent company and specialist banks as subsidiaries.**

Once the overwhelming majority of shareholders had agreed to the splitting of the Group at an Extraordinary General Meeting in October 2001, this led the way to establishing a new Public Finance bank. The following summary presents the key milestones in this process.

January

The offer to exchange shares in DEPFA Deutsche Pfandbriefbank AG for shares in DEPFA Holding plc, the newly-established holding company for the split transaction, was made on 19 January. The strategic framework of the split concept and the new Public Finance bank's business model were presented to institutional investors in roadshows across Europe and North America. Interviews were also held with both German and international media in order to reach a wide range of private investors.

The shareholders of DEPFA Deutsche Pfandbriefbank AG have accepted the Exchange Offer extended by DEPFA Holding plc with an overwhelming 98.1 percent majority. We sincerely thank you for this.

You cast a ground-breaking vote for the strategic realignment of the DEPFA Group, thus establishing the foundation for the success of two independent specialist banks.

For the Management Boards and staff of the two new banks, your vote of confidence is both motivation and a fresh call to duty: the motivation for continued strong personal commitment, and the duty to manage the new businesses strictly in line with your interests as shareholders.

This transaction was the first Exchange Offer carried out in accordance with the new German Securities Takeover and Acquisition Act. Deutsche Bank was Sole Financial Advisor and Lead Exchange Agent for DEPFA Group.

February

The period for accepting the Exchange Offer ended on 21 February: by this time, a remarkable 95% of the shares had been tendered for exchange. The new German Securities Takeover Act provides for a further acceptance period ("latecomer's period") once the 90% threshold is exceeded: this period ran from 26 February to 13 March.


DEPFA BANK

March

At the end of this period, 98.1% of the DEPFA Deutsche Pfandbriefbank AG shareholders had exchanged their shares for those of the new parent company DEPFA Holding plc, making the DEPFA Share Exchange one of the most successful transactions of its kind in Germany. This excellent result finally cleared the path towards splitting the former DEPFA BANK into two independent banks.

April

Once the Irish banking licence had been issued, the Public Finance bank was able to change its name from DEPFA Holding plc to DEPFA BANK plc on 9 April. Along with the name change, the new DEPFA logo was also adopted and presented to the public. The end of the month saw DEPFA BANK's acquisition of the minority interest in DEPFA Investment Bank Ltd, turning it into a 100% subsidiary.



May

The results for the first quarter of 2002 were presented on 15 May. The results from the Public Finance business were above market expectations, with a net profit of € 92 million and a return on equity of 32.3%. Anticipating the completion of the split process – scheduled for June – the physical aspect of the separation was completed in May, when DEPFA Deutsche Pfandbriefbank AG left the old Group headquarters in Wiesbaden and moved into their new offices in the brand-new "An der Welle" office development in the heart of Frankfurt.

June

The split of the old DEPFA BANK was concluded in early June. The spin-off of Aareal Bank left DEPFA BANK as a pure Public Finance specialist – the DEPFA share started its new life with a price of € 61.50 on its first day of trading on a 'stand-alone' basis. DEPFA Deutsche Pfandbriefbank AG, which under the new structure had gone from Group parent to DEPFA BANK plc's German subsidiary, held its Annual General Meeting on 19 June.

July

In July DEPFA BANK announced plans to expand its activities in Asia, with the establishment of a representative office in the region. Leveraging DEPFA BANK's excellent relationships with institutional investors worldwide, the presence will be set up as a centre of competence for the whole of Asia (excluding Japan), with a focus on origination and placements of public-sector assets.

August

On 14 August DEPFA BANK plc received its first rating from Moody's Investors Service. The agency recognised DEPFA's successful specialisation strategy with a long-term 'Aa3' rating and a stable outlook. The half-year results, in which DEPFA BANK plc presented its results of operations for the first time as an independent Public Finance specialist, were announced on the following day. A net profit of € 142 million for continuing operations represented a substantial 61.4% improvement compared to the previous year's figures. Return on equity after taxes was reported at 28.9%.




DEPFA BANK
20
03

September

In September DEPFA BANK plc announced the extension of its global Pfandbrief (asset-covered bonds) programme to include issues denominated in US dollars. This move was designed to further expand DEPFA's global investor base, targeting the US market and Asian central banks in particular. This was accompanied by a continuation of the favourable ratings trend: on 25 September, Standard & Poor's started its coverage of the independent Public Finance bank with a long-term 'AA–' rating, and a stable outlook.

October

The newly-established Irish subsidiary DEPFA ACS BANK obtained its Irish banking licence in October. Together with DEPFA Deutsche Pfandbriefbank AG, it will conduct issuance activities under DEPFA's global Pfandbrief programme; moreover, DEPFA ACS BANK will also issue Irish asset-covered securities under recently-enacted Irish law. (The first issue from triple-A-rated DEPFA ACS BANK has since taken place, in February 2003). At the same time, FITCH completed the range of positive ratings for the new DEPFA's long-term liabilities – also at 'AA–', with a stable outlook. At this level, DEPFA thus enjoys a uniform rating by the three major agencies.

November

Presenting its nine-month results on 20 November, the new DEPFA remained on track, bucking the industry trend with a net profit of € 166 million for continuing operations. The figure corresponded to an increase of 16.9% compared to the previous year and a return on equity after taxes of 21.6%.

December

DEPFA ACS BANK obtained its initial rating ('Aa3') from Moody's Investors Service in December. On 2 December the former DePfa-Bank Europe plc was merged into DEPFA BANK plc. Thanks to its clear Group structure, the new DEPFA is now excellently placed to meet the challenges of the global public finance business.

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–

Ratings key: long term, short term, individual

DEPFA share

The share of the new DEPFA BANK began trading on the Frankfurt Stock Exchange on 7 June 2002 and it got off to the best of starts, closing at € 61.50, a discount of only 23% from the last quote of € 80 for the entire pre-split DEPFA share. This successful start capped a very smooth reintroduction of the DEPFA share into the stock market, underscoring the high degree of acceptance of investors for a share that was both familiar and yet new at the same time.

In its short trading history the DEPFA share has had to contend with very difficult stock market conditions following on from an unprecedented stock market boom. The correction in stock market values continued in the second half of 2002. In addition, financial sector stocks in Germany have come under particular selling pressure due to problems at some commercial banks. DEPFA has at times been caught in the line of fire despite the fact that as a public sector lender the company is not in the same category as the commercial banks and is not exposed to losses from corporate lending or equity trading.

Share price performance



120
100
80
60
40
20
0
100 = start of trading of new company on 7.6.2002
DEPFA
Dow Jones Euro STOXX Banks
C-DAX Banks Index
MSCI-World Financial Index
7.6.2002
24.6.2002
9.7.2002
24.7.2002
8.8.2002
23.8.2002
9.9.2002
24.9.2002
9.10.2002
24.10.2002
8.11.2002
25.11.2002
10.12.2002
30.12.2002
16.1.2003
31.1.2003
17.2.2003
4.3.2003
19.3.2003
3.4.2003

In this volatile environment it has been more difficult for DEPFA to achieve a share valuation in the near term that is commensurate with its strong competitive position and high earnings power. After its promising start the share lost ground, unable to resist the strong downward pull of the markets. The share price has experienced certain phases of considerable volatility, as sharp falls have been quickly reversed as bargain hunters take advantage of the lower price levels. For example, in mid-late July the share price lost 25% over the course of 8 days, mainly due to indiscriminate selling of financial stocks in general by investors, as well as some factors relating to DEPFA's change of status from a German to an Irish company leading to a reallocation of investments in some country-based funds. These losses were almost completely reversed in one single day on 24 July when the share price recorded its biggest single increase of 21%.

The DEPFA share closed the year at € 51.20, a 16.8% decline against the first-day quote. The share, however, performed well relative to other peers and key indices. DEPFA outperformed the German banking sector by 27 percentage points, (see chart below), the European banking sector by 9 percentage points and was in line with global financial stock values (measured by the MSCI).

At the beginning of the year the growing likelihood of an Iraq war cast a further shadow over the stock markets, causing investors to hold back from taking major equity positions. In the absence of significant buying activity the DEPFA share price drifted downwards in the first few months of the year, at one point hitting a historic low of € 32.50 on 27 February 2003. The share recovered ground in the weeks leading up to the release of the full year 2002 results on 26 March. This improvement gathered pace after the very good 2002 results that exceeded market expectations, and subsequent investor roadshows. At the time of going to press the share was trading at around € 50.

Regardless of general market factors, the development of the DEPFA share does not reflect the operational situation, since the company is going from strength to strength. Company news flow since June 2002 has been very positive, confirming progress in meeting profit targets and business objectives. Earnings guidance to investors for the full year remained unchanged ever since it was first communicated early on in 2002 and is well in line with the actual reported figure. Even in a year of transition, DEPFA has become one of the most profitable banks in Europe, and ranks among an elite few institutions able to consistently report 20% RoE levels after taxes. This will continue to be our profit target for the next few years, implying double-digit growth in earnings per share every year.

We believe that in time the equity markets will also give credit to DEPFA's success and mark up the share. As long as DEPFA delivers on its RoE targets and sustains its market leadership, it is only a question of time that the share price performance will ultimately catch up with company performance, irrespective of general market conditions. DEPFA shares are currently trading at a mere 7 times our projected earnings for 2003, below that of other major European banks. Based on a comparison of the current share price with the equity base (book) the undervaluation appears even more stark, showing that the share price (€ 50) is trading at only 1.4 times the company's book value.

In March 2003 DEPFA rejoined the new-look German mid-cap M-DAX index, as a foreign company. Clearly, inclusion in this major index will lend weight to our existing Frankfurt share listing and help raise the profile of the stock among German as well as international investors. DEPFA counts among the top 10 companies in this new index, in which the number of stocks has been reduced from 70 to 50. DEPFA also belongs to the pan-European Dow Jones Euro STOXX index that comprises the top 300 European companies.

Despite some reallocation of investments due to the relocation of DEPFA's home base to Ireland, the geographic breakdown of DEPFA's shareholder base remains largely unchanged. We estimate that approximately 60% of shares are held in Germany (including DEPFA Holding with 40.8%), 15% of our shares in N America, and a good 15% of shares are held in the UK, and 10% in the rest of Europe (excluding Germany).

Share price data 2002

	2002
Number of shares outstanding (m)	35.3
EPS (€)	6.70
Dividend per share (€)	1.00
Pay out ratio (%)	15.00
Book value (equity incl. Retained earnings) per share (€)	32.18
Share price year high (€)	64.50
Share price year low (€)	40.38
Price/earnings ratio high	10.40
Price/earnings ratio low	6.51
Price/book value high	2.0
Price/book value low	1.3





Employees

The new DEPFA is characterised by a clear corporate structure, reflecting of its business model focused on large-sized clients. With a workforce of 313 it conducts the worldwide Public Finance business, manages total assets of € 146 billion and generated net income of € 236 million in the year under review. In this context, selecting the right employees is just as important for DEPFA as an appropriate personnel policy and a suitable corporate culture. In addition to requiring a proven track record in employees' respective fields of expertise, DEPFA emphasises cross-cultural, and in particular foreign language skills: many members of staff are multilingual and need to deal with a discerning international clientele.

Following the restructuring, and the relocation of its company head office to Dublin, DEPFA's corporate identity has changed. Today the company is a European bank, focused on Europe as its home market. Besides its head office in Dublin, DEPFA operates branch offices in major financial centres around the world. Its international profile is also reflected in the composition of the workforce. At DEPFA there is no single national majority, only a series of well-represented minorities: some 100 Irish employees represent the largest part of the workforce, followed by the Germans with around 90 and the Japanese, who number approximately 30. DEPFA's team is complemented by numerous other European and non-European nationalities.

The successful expansion of DEPFA's global Public Finance franchise requires a high level of commitment from all employees around the world. The organisational restructuring of the Group in particular resulted in a heavy burden on staff in both administrative and business departments.

The career prospects of each employee are closely linked to an attractive three-pillar compensation scheme designed to achieve a high level of staff commitment to the business model and the bank's success. The bank has made a commitment to the capital markets to achieve a number of clearly-defined targets in the coming years and these represent the basis of the variable compensation components. Above and beyond their fixed salaries, staff benefit directly from the success of the company through cash bonuses and a stock plan (see Notes). In 2002, variable remuneration components including the share plan accounted for more than 40% of overall staff costs. However, the expenditure for the share plan will only be charged to the P&L in future years.

Attractive compensation scheme

Many of our employees appreciate the flexibility that a specialist bank offers, together with the direct contact to clients – these qualities help us keep staff turnover at a very low level. DEPFA's structure and business model offer a high degree of personal responsibility, combined with above-average career prospects.

Above-average career prospects


Structure of Employees
No title 104
Managing Director 52
Associate Director 75
Associate 72
303
Trainee 1
Temporary Staff 9
10

performance in finance


Customized

DEPFA BANK plc

MANAGEMENT DISCUSSION



Success Through Specialisation

The new structure of DEPFA BANK has proved to be a major strategic advantage for the Public Finance bank. DEPFA BANK plc, the Group's ultimate parent company, is a public limited company incorporated under Irish law, with its registered office in Dublin. While DEPFA BANK plc holds a universal banking licence, two of its major subsidiaries – DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK – are specialist banks with the right to issue Pfandbriefe (asset-covered bonds) in their respective national jurisdictions. This structure offers significant regulatory advantages compared to the former DEPFA BANK, where a specialist bank as parent company managed subsidiaries with universal banking licences. Servicing our clients and exploring new business opportunities have both been made much easier by our departure from the limitations imposed by the German Mortgage Bank Act (Hypothekenbankgesetz).

Moving our head office to Dublin went hand-in-hand with a change in the management structure. DEPFA BANK has also adopted the Anglo-Saxon corporate governance model of a Board of Directors with a CEO and Chairman: a significant improvement (given the shorter reporting lines) compared to the German dual structure of a Management Board and a Supervisory Board.

New Group structure holds significant advantages

DEPFA BANK operates one business segment, the provision of public finance services. DEPFA's internal management and reporting structures are based on this model. Within the public finance segment, DEPFA provides a number of product groupings, particularly the following:

- Budget Finance,
- Investment Banking, and
- Infrastructure Finance.

DEPFA BANK plc (110 staff)			
DEPFA Investment Bank Ltd. (21 staff)	100%	98.2%	**DEPFA Deutsche Pfandbriefbank AG (110 staff)**
DEPFA USA Inc. (8 staff)	100%	100%	**DEPFA ACS BANK (3 staff)**
			Branches & Rep. Offices (61 staff)

Budget Financing

Public-sector entities generally use loans or bonds to raise finance. Frequently, derivatives are also incorporated in structured financing solutions: these may include options on variable or fixed interest rates, or on term structures. Financial services providers therefore need extensive financial engineering expertise, and must ensure the close interaction of financing and refinancing. Our Budget Finance activities focus on the sovereign (countries, republics) and sub-sovereign levels (regions, federal states), predominantly in Western Europe, North America and Japan.

Market situation

Public Finance is the world's largest financial market segment. The total volume of public sector debt in Euroland, our home market, amounts to well over € 4,500 billion. An analysis of the distribution between loans and bonds in various markets highlights the difference in financing preferences. Whilst in the US, central government, the federal states, regional and local authorities all raise finance almost entirely through bonds, loans predominate in Europe and Japan, particularly on a sub-sovereign level.



Central government debt (2002 figures)
Euroland
USA
Japan
95.4%
100%
89.9%
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
Government Bonds
Loans



Debt of regional / local authorities (2002 figures)
Euroland
USA
Japan
20.4%
99.3%
35.4%
0
200
400
600
800
1,000
1,200
1,400
1,600
Municipal Bonds
Loans

To a certain extent, this preference is an historical development. However, given the minimum size required to launch a bond issue, public securities offers are often too expensive – or not feasible at all – for smaller-sized public-sector entities. Despite the fact that many of Europe's 3,000 public authorities simply do not have the financial volumes required to tap the bond markets, a change in the trend is becoming evident.
A growing number are looking to finance their budget deficits via the bond market. DEPFA has been preparing for this development for some years now. On the one hand, we have the expertise to advise these clients on how to tap the capital markets, or to help them structure their deficit in the best way. On the other hand, we finance public-sector authorities by underwriting bond issues, or placing them on the market. It is this latter area in particular where we can enhance our products and services by linking Budget Finance and Investment Banking capabilities.

Interfacing Budget Finance and Investment Banking

Financial disintermediation

Public sector entities in Europe increasingly make direct use of capital markets to cover financial needs


Share of bank loans in total public sector debt
€ m
% of total
6,000
5,000
4,000
3,000
2,000
1,000
0
26
24
22
20
18
16
14
Total debt
Bank loans (r.h. scale)
Q4-1997
Q2-1998
Q4-1998
Q2-1999
Q4-1999
Q2-2000
Q4-2000
Q2-2001
Q4-2001
Q2-2002

Business development

With a volume of over € 110 billion and annual new commitments of around € 20 billion, DEPFA BANK is one of the leading banks in budget financing for public-sector authorities.

How do we do it? More than 100 staff in our business development team are active on the generation side; most deals are the result of direct client relationships. At the same time, DEPFA is an active international investor in public-sector debt, partly by way of purchasing public-sector assets on the secondary market.

Guided by our internal rating system and a deep understanding of the market in general, we purchase generally less liquid assets in the market and use our balance sheet to repackage them into large-sized bond issues which we then place on the capital market. From a macro-economic perspective, this means that we add value by providing liquidity – both for our public-sector debtors and for major international investors buying our large-sized or tailor-made DEPFA bond issues.


Total portfolio € bn
1998
1999
2000
2001
2002
49.5
36.7
86.2
49.9
57.5
107.4
47.8
64.5
112.3
47.8
73.0
120.8
40.5
70.4
110.9
0
20
40
60
80
100
120
140
Germany
Other countries


International portfolio (ex Germany) in € bn
Switzerland 1,1
Italy 17,7
USA 0,6
Finland 1,9
Sweden 2,2
Spain 10,5
UK 1,9
Portugal 0,6
Japan 8,7
Netherlands 0,9
Greece 2,0
Others 2,3
Belgium/Luxemburg 2,1
Denmark 1,1
Canada 2,9
Austria 4,1
France 9,6

Regional Trends

Spain and Portugal

- Spain: spreads of zero-risk-weighted regional government bonds widened in 2002, presenting new opportunities. Successful primary bond issues were placed for the Aragon, Murcia, Castilla y Leon and Canary Islands regions.
- As in 2001, the local government loan market continues to be very competitive through aggressive pricing by savings banks. However, we managed to close the largest transaction to date in Spain, with a € 1 bn bilateral loan extended to AENA, the Spanish airports operator (zero-risk-weighted, due to a guarantee from the Kingdom of Spain).
- Introduction of new legislation for local government bond issuance has paved the way for a notable increase in Munibond activity for cities and provinces. DEPFA strongly advised these borrowers to take advantage of the new legislation.
- The new zero deficit budgetary law, which came into force in January 2003, triggered a surge in activity during the second half of 2002 as borrowers raised funds for 2003 financial requirements, ahead of the new law coming into effect.
- At end-2002 new business in Spain amounted to € 1.6 billion (96% rated AA3 or higher).
- Portugal: business is traditionally driven by the secondary market. In 2002 DEPFA focused on establishing contact with borrowers to build a primary portfolio.
- 2002: participation in 6 primary transactions. The € 60 m loan to the City of Lisbon in June 2002 was DEPFA's first primary transaction in Portugal, followed by the € 100 m bond issue to Carris de Ferro de Lisboa.

Italy

- DEPFA continued to participate in key EMTN syndicates and was also appointed Dealer for the following new EMTN Programmes: Region of Puglia, Region Valle D'Aosta, Poste Italiane and Region Friuli Venezia-Giulia.
- Volume of domestic bond issue mandates for cities and provinces increased.
- DEPFA significantly increased lending activity in 2002, with the Rome Branch successfully originating nearly € 900 m of new loan business. 60% of the total had a zero risk-weighting, with margins increasing overall to 16.5 bps

France / Belgium / Switzerland

- France: activity has increased due to three big ticket deals, two of which were guaranteed by local authorities in northern France (AA3 internal rating) and the French government (AAA), helping to raise DEPFA's profile in France.
- The French market continues to be dominated by domestic players offering loans at low margins. However, a general increase in demand for structured products is encouraging.
- Belgium: a strong marketing drive culminated in two structured transactions with FADELS in 2002, a social housing body guaranteed by the Kingdom of Belgium (AA1-rated) There are more potential deals in the pipeline.
- Switzerland: we originated nearly € 400 m in new loan business, mostly at Cantonal and city level, including the arrangement and syndication of a CHF 250 m loan guaranteed by the Canton of Geneva. All business is 20% risk-weighted, typically carrying internal ratings of AA3.

Nordic Countries

- The region remains a loan-orientated market (the City of Gothenburg, which has extensively used its EMTN programme, being a notable exception)
- All business is zero-risk-weighted, except for Norway.
- Sweden: the level of activity remains stable with the majority of new business being AA2-AA3 rated internally. Margins improved due to the success of structured products.
- Finland: we recorded a big increase in business due to the City of Helsinki deal (€ 250 m), along with an improvement in margins. The majority of transactions are AA1-rated.
- Iceland remains a small but interesting market: 3 loans concluded with the City of Reykjavik.
- Denmark and Norway: no new business as these remain difficult markets, dominated by domestic banks.

Competition

The very limited number of finance houses that concentrate on the public sector as their target client group does not mean that there is a lack of competitors in this business. First amongst them is the bond market itself as an alternative source of finance for public-sector authorities. This is regarded as the benchmark by which any financing offer is judged.

On top of this there are many local banks and savings banks in Europe that are backed by public-sector guarantees or other forms of support, which they can exploit in order to improve their refinancing options. As a result, these banks often represent the primary banking relationship for public-sector clients. However, their international expertise as well as their capital market standing often do not compare with that of an international specialist. Furthermore, the specialist functions of these banks are often based on acts of government that in the recent past have come under increased scrutiny and criticism: German savings banks and their head institutions (Landesbanken) are a case in point. In our opinion, the Franco-Belgian Dexia is a comparable international competitor, although it is not a thoroughbred Public Finance bank, having several different business divisions.

German mortgage banks are increasingly pulling out of public finance to concentrate on the property side of their activities. In their business models, public finance has become a supplementary service – these banks act as a pure financial intermediary without much focus on direct client contact.

We are also in competition with the 'monoline' insurance companies in the US. The public finance market in the United States uses entirely different financing methods to those employed by European public-sector authorities. This is mainly due to the fact that, as a result of US taxation rules, almost all municipalities tap the capital market by issuing bonds. Given their limited size and the fact that they are often unrated, they cannot achieve optimum cost efficiency when directly accessing investors. This is how the market for credit enhancement was born: insurance companies operating in this segment guarantee the repayment of bonds issued by public-sector authorities, receiving premium income in return. This being a single product line, these triple-A-rated insurers are called 'monolines'. Through their guarantees, and by repackaging smaller bonds into larger issues, they help reduce the issuer's financing costs and increase liquidity for investors.

Sample swap rates for public-sector issuers

Country	Issuer	Currency	Amount € mn	Term (years)	Risk weighting	Rating	Spread over Euribor
France	EPINORPA (Guarantee)	EUR	453	12	20%	AA3	8bp
Spain	City of Madrid	EUR	25	10	0%	AA2	7bp
Italy	Marche Region	EUR	17	16	0%	AA2	15bp
Italy	Cartesio s.r.l. (Lazio region)	GBP	200	20	20%	A2	62bp



Unlike in Europe, private individuals investing in these bonds receive tax concessions. Although the methods of financing public-sector authorities through a bank balance sheet or via insurance guarantees may differ, the credit risk involved has very much the same characteristics. In the event of a payment default by a public-sector authority, the Public Finance bank carries the full risk in both models. The accurate credit assessment and diversification of the portfolio is therefore of paramount importance to both models. With the increasing popularity of credit default swaps – derivative instruments which allow for credit default risks to be traded separately – the two financing methods have consequently started to converge.

Margins

Given the very nature of the Budget Finance business, involving large-sized deals with top-rated clients, margins are generally low yet volatile. They range from a few basis points to more than 0.5%. Despite this, Budget Finance is highly profitable, given that these assets require little capital and no risk costs.

Our average margins in this product group improved significantly during the 2002 financial year. This was attributable to three main reasons:

- firstly, we enhanced our capital market position by spinning off the property business, simultaneously improving our ratings.

- Secondly, public-sector authorities were faced with rising financing costs on the market last year: conversely, our relative refinancing costs are now comparatively lower.

- Finally, thanks to a new pricing grid system which we introduced in our business development team, we clearly sharpened our margin awareness.

Highly profitable Budget Finance business

New business by region


North America 11%
Non-euro EU 11%
EU Accession Countries 3%
Eastern Europe 2%
Others 3%
Asia 10%
Euroland 60%

Funding

Higher ratings – bucking the trend

The importance of refinancing is crucial for our business. An excellent standing on the money and capital markets, backed by strong ratings, is the prerequisite for raising funds at a cost level that is commensurate with the quality of our international portfolio of top-class Public Finance assets.

Distribution breakdown of DEPFA's first ACS

Distribution by region


Scandinavia 13%
Others 1%
Asia 9%
Austria 2%
Benelux 7%
Eastern Europe 2%
USA 6%
Germany 36%
UK 11%
Switzerland 4%
Spain 2%
Italy 2%
Ireland 5%

Distribution by Investor Type


Other 5%
Pension Fund 3%
Insurance 8%
Retail 2%
Bank 25%
Fund Manager 44%
Central Bank 11%
Corporate 2%

As a response to the split of the former DEPFA BANK, the new DEPFA BANK plc was upgraded by all three major rating agencies (Fitch, Moody's and S&P), and now has a uniform 'AA-' rating, with a stable outlook, for its long-term uncollateralised bond issues.

This provides additional backing for our most important refinancing tools, DEPFA Pfandbriefe and DEPFA ACS (asset-covered securities under the respective laws in Germany and Ireland), which have triple-A ratings in their own right. In addition to our large-volume and very liquid Global Pfandbrief and Asset Covered Securities issues, often in the market spotlight, we also issue notes which are tailored to suit particular investor needs.

As a pure "wholesale bank", DEPFA BANK's refinancing strategy relies upon institutional investors, to whom we offer a broad range of investment alternatives.

DEPFA BANK's **money market desk** is responsible for managing the Group's short-term funding. At the same time, this team – located in Dublin, Frankfurt and Tokyo – develops our profile on the international money markets, specifically by focusing on:

- short-term liquidity management (up to 2 years);
- short-term debt issuance programmes;
- DEPFA BANK's repo activities; and
- hedging strategies.



Our activities cover Euro/US Commercial Paper, the repo markets, interbank deposits, as well as interest rate and cross-currency swaps.

With a volume of USD 15 billion, DEPFA's Commercial Paper Programme is one of the largest of its kind amongst private sector issuers. The most important distribution channel for our CP issues is our **sales force**, which also covers our other investment products and takes deposits.

DEPFA BANK enjoys a leading position on the international **capital markets**. We are constantly issuing securities of different maturities, terms, and conditions: through DEPFA BANK plc as well as DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK. Our sound capital markets performance and market-oriented refinancing strategy rely in particular on the top quality of our global issues of German Pfandbriefe and Irish Asset Covered Securities. These issues are collateralised via cover assets pools, comprising public-sector assets of the highest quality. We have launched a global benchmark issuing programme, designed to satisfy demand for top-rated (AAA) bonds with maximum liquidity.

This programme is based on the following parameters:

- Minimum issuance volume of € 8 billion p.a.
- Global issues (in accordance with Section 144A of the US Securities Act)
- AAA rating by Fitch, Moody's and S&P
- Issuance in benchmark maturities
- Professional issuance process – clear communication, early issue preparation and bookbuilding in line with prevailing market levels

Global Benchmark Programme

Securities issued under the programme include Pfandbriefe under German law and Irish Asset Covered Securities under Irish law.

Maximum investor protection

The Irish Covered Bond market is a recent development. The Irish Asset Covered Securities Bill – which was developed on the basis of comparable European asset covered bond legislation – was introduced in 2001, and the corresponding Act was ratified by the Irish Parliament at the end of 2002. Built on the model of the German Mortgage Bank Act and related provisions, the Irish ACS Act provides a maximum of investor protection:

During the year under review we established DEPFA ACS BANK, as a wholly-owned subsidiary of DEPFA BANK plc. DEPFA ACS BANK enables us to issue securities under the new Irish Act; thanks to its legal structure and ownership, the new bank has been rated in line with its parent, at 'AA-', with a stable outlook.

- Meticulous regulation of the cover assets pool
  - · European Economic Area assets, without restriction
  - · US, Canadian, Japanese and Swiss assets restricted to 15% of the cover assets pool
  - · Maximum risk weighting of assets limited to 20%
- Maximum issuance volume limited to 50 times shareholders' equity
- Restrictions on asset/liability management, in terms of maturity mismatches
- Strict qualification requirements for auditors of the cover assets pool
- Special provisions in the event of issuer insolvency



Maturity structure of Globals/Jumbos issues (as at March 2003) € bn
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
G#3
G#8
G#9
G#10
G#4
G#5
G#6
G#7
Mar 03
Jun 04
Oct 04
Feb 05
Jun 06
Jul 07
Oct 07
Feb 06
Apr 08
Jul 08
Jan 09
Mar 09
Jan 10
Jan 10
Jul 11
Jan 13
Jan 14
Jul 18
EUR Globals
USD Globals
EUR Jumbos

The market debut of DEPFA ACS BANK took place in February 2003. The very successful launch of our first Irish Asset Covered Securities issue established the second pillar of our Global Benchmark Issuance Programme. The 5-year, € 4 billion issue (G#10) was placed at 24.5 bp above the benchmark German Federal Debt Obligation, and at 4 bp above the swap curve. The issue received a triple-A rating by all three rating agencies, in line with the Pfandbrief issues by DEPFA Deutsche Pfandbriefbank AG.

Thanks to outstanding investor demand, we were able to increase the issue size from an original € 3 billion to € 4 billion. In addition to the customary strong demand from German institutional investors, the debut ACS bond was well received throughout Europe, as well as by major Asian and US investors. The bond issue, which will be further increased to € 5 billion, has been admitted for trading on EURO MTS, the electronic government and agency bond trading platform.

Funding levels are often quoted relative to Euribor (European Interbank Offered Rate), the reference interest rate for short-term placements among commercial banks that has been calculated since 1999. Although the overall refinancing costs for our asset covered bond issues (Pfandbriefe and ACS) are slightly above Euribor, the rates implied by our customised – predominantly short-term – investment instruments such as Commercial Paper, Medium Term Notes, deposit-taking and repo facilities are much more attractive, providing us overall with sub-Euribor funds.

DEPFA's European Public Sector asset pools as at 31. Dec. 2002

DEPFA Deutsche Pfandbriefbank AG – Volume: € 56.81 bn


Germany 71%
Italy 5%
Denmark 1%
Spain 2%
Others 1%
Austria 7%
Belgium 1%
France 11%
Supranationals 1%

DEPFA ACS BANK – Volume: € 4.34 bn


Netherlands 3%
Greece 5%
Germany 11%
Finland 12%
France 6%
Belgium 8%
Portugal 2%
Italy 13%
Canada 2%
Spain 25%
Austria 13%

Competition

We have improved our competitive position, primarily due to the restructuring of DEPFA, which has enhanced our capital market standing and hence improved our refinancing costs. In addition, rating downgrades for other Pfandbrief issuers, as well as the issue of state guarantees for the German Landesbanks, have led to the withdrawal of certain competitors from this market segment. Today, our relative refinancing rates are clearly below those of our former competitors.

Investment Banking

For us, 'investment banking' does not imply the conventional activities of Corporate Finance, or Mergers & Acquisitions. Investment banking – DEPFA style – means providing service to public-sector clients without having to hold long-term positions on the balance sheet. Specifically, this includes the execution of capital markets transactions for sovereign and sub-sovereign clients, as well as advisory services, secondary market investments and trading. Our long-term client relationships are key to generating credit facilities and public-sector bonds; in the capacity of arranger, we syndicate these assets or place them directly in the market.

We conduct the origination and distribution of public-sector assets predominantly via DEPFA Investment Bank Ltd., based in Nicosia, Cyprus, as well as via other entities, avoiding burdens on our parent bank balance sheet. In Investment Banking, on balance sheet positions are turned over three to four times a year.

Investment Banking activities of DEPFA BANK

- Debt management
- Origination and placement
- Structured finance
- Advisory services
- Trading

DEPFA BANK's Investment Banking activities have been performing strongly since 1998, achieving one of the highest growth rates within our portfolio of businesses. Our particular focus is on the EU accession candidates in Central and Eastern Europe where – thanks to our vast expertise in these markets – we see growing potential for investment. Although risk premiums are expected to further diminish in the course of the accession process, this development is not going to be linear – rather, it will be characterised by risks as well as opportunities.



2002 – Key Transaction

Hrvatske Autoceste
Croatian Motorways

Croatia

€ 150 Million

Joint Arranger with
Zagrebacka

This facility was structured in two tranches, both of which are state-guaranteed. The first has a tenor of 4 years and the second one, disbursable after 4 years, is amortising in 21 equal semi-annual instalments with a final maturity in 2016. DEPFA was mandated for this transaction jointly with Zagrebacka banka d.d.. In the primary stage, we invited three additional banks to join the transaction for the 4 year tranche, with the rest subsequently placed on a secondary basis very successfully to a broad range of major banks from Germany, Austria, Greece and Italy.

2002 – Key Transaction

AS Tallinna Vesi

Tallinn Water

Estonia

€ 80 Million

Joint Arranger &
Joint Books with EBRD

AS Tallinna Vesi, the Estonian Water company for which DEPFA had already arranged a syndicated loan facility in the past, mandated DEPFA again for a joint transaction with the EBRD after its partial privatisation (City of Tallinn's stake is reduced to 49.6%, with the private company International Water holding the rest). The new transaction was a € 80 m term loan, € 50 m of which was successfully syndicated as a B-loan jointly with the EBRD, with the latter retaining the € 30 m A-tranche. The EBRD publicly welcomed the transaction as a major boost for private-public partnership investments in municipal and environmental infrastructure. For DEPFA the transaction also represents a welcome cooperation with the EBRD, in an area where we share strategic focus.

2002 – Key Transaction

DOPRAVNI PODNIK
HL.M. PRAHY
CZECH Republic

Long-Term Syndicated
Facility

€ 89.9 Million

Lead Manager

This facility was implemented to finance the purchase of 20 new underground train carriages for the Prague Transportation Company. The 17-year final maturity of the loan is a clear indication of DEPFA Investment Bank's commitment to provide long-term finance for key infrastructure projects in Eastern Europe. The City of Prague provided credit support in the form of a Letter of Comfort.



DEPFA BANK acquired the minority interest in DEPFA Investment Bank Ltd. (the major provider of our Investment Banking products) – which is now a wholly-owned Group subsidiary – in April 2002. These shares were acquired, at book value, from a joint venture of DEPFA Investment Bank's senior management. The majority of these individuals continue to work for the company, and the change in ownership had no negative effects on performance: for the period under review, DEPFA Investment Bank Ltd. posted record results of € 69 million after taxes compared to € 37 million in 2001.

Having expanded our Asian activities last year, we plan to open a representative office of DEPFA Investment Bank Ltd. in Hong Kong during 2003. The purpose of the new presence is to extend the bank's reach into the Asian market, continuing the successful strategy which we deployed in Central and Eastern Europe. The office will act as a centre of competence for the whole Asian region, excluding Japan. It will be involved in the origination and placement of public-sector assets, taking advantage of the strong relationships between DEPFA BANK and institutional investors worldwide. Moreover, the office will explore opportunities to grow our infrastructure financing business in the region, including Australia. A focal point will be on Private Finance Initiative ("PFI") transactions.

Competition and profitability

Our most obvious competitors in investment banking are the 'bulge bracket' houses. However, given the primary focus of these institutions on corporate clients (for Corporate Finance, Equity Capital Markets or M&A activity), public-sector clients are not always their top priority. Exclusive focus on our target client group keeps opening doors for us: the track record DEPFA has established in investment banking demonstrates just how successfully a flexible, specialised player can operate in this market.

Infrastructure Financing

Our Infrastructure Finance activities for public-sector authorities, which we have conducted since 1999, is constantly growing in importance. Clients are increasingly looking to apply private-sector funding and expertise to fulfil public duties. DEPFA's Special Finance Unit focuses on the financing of infrastructure projects closely related to essential public services, such as roads and bridges, schools, hospitals or water supply facilities.

Most of the transactions we are involved in are syndicates, whereby we are not the sole provider of finance for any single project. Quite importantly, a significant part of the risks involved in such transactions is borne by the public authorities themselves. At the 2002 year-end, infrastructure finance commitments totalled € 1,388 million, of which € 868 million had been drawn.

Sector breakdown of exposure as of 31.12.2002



Rail / Metro 22%
Waste Management 2%
Roads 16%
Education 13%
Public Buildings 22%
Water 4%
Hospitals 16%
Bridges / Tunnels 2%
Prisons 3%

Country breakdown of exposure as of 31.12.2002



Czech Republic 3%
Bulgaria 0%
Croatia 1%
France 8%
UK 60%
Germany 1%
Ireland 2%
Poland 1%
Spain 6%
Portugal 12%
Korea 2%
Greece 2%
Japan 2%



Market and Competition

The market volume for financing public infrastructure projects in Europe currently stands at around € 400 billion: a figure that is expected to increase, given the constraints of public-sector budgets. Private-sector financing of projects provides relief to public budgets, and is enhanced by special EU initiatives in road and rail transport, as well as in water supply projects.

Central and East European countries in particular are faced with the dilemma of having to improve public infrastructure without breaching the debt criteria set in the Maastricht Treaty. "Off-budget" financing for infrastructure projects provides the perfect solution. The European Bank for Reconstruction and Development (EBRD) estimates short-term financing requirements for public infrastructure projects in the countries that are candidates for EU accession to be approximately € 40 billion.

The competition in this market is dominated by state-owned and public-sector banks, with large universal banks and specialist banks also playing significant roles. We benefit from our competitive edge thanks to our outstanding product know-how, our high profile as a Public Finance bank, and our attractive terms for long-term finance. Our main cooperation partners in Infrastructure Finance are the European Investment Bank (EIB) and the EBRD.

Margins in Infrastructure Finance average around 1%. At year-end 2002, we carried € 868 million in infrastructure financing on our balance sheet. Given the high risk weighting and the correspondingly high capitalisation requirements, we intend to securitise, or otherwise dispose of, parts of our portfolio on an ongoing basis.

Earnings diversification and growth

DEPFA BANK's aggregate revenues are derived from different Public Finance sources, many of which are not correlated. The great majority of these revenues are generated from margins on transactions recorded on our balance sheet: Budget Finance, Infrastructure Finance and the investment of our shareholders' equity. It is particularly noteworthy that to date, there has not been a single loan default in our entire Public Finance portfolio; neither have we had to set aside provisions or write off exposures. Thanks to our strict internal rating system and our equally demanding underwriting requirements, we do not expect any write-offs in the future.

The remainder of revenues are generated from a variety of sources, including Investment Banking (origination and distribution), advisory services, our trading book, the disposal of exposures and Treasury business. Although these activities do not provide us with a 'fixed' margin at the beginning of a year, we can still project income levels on the basis of our strategic positioning and the ongoing development of client relationships.

We envisage very good **prospects for growth**. Given that our current market share only amounts to between 2% and 3% of aggregate public-sector debt in Europe, there is enormous growth potential that can be exploited. In Investment Banking we have established ourselves as a regular contact for a variety of sovereign states and sub-sovereign entities. We envisage significant potential in Central and Eastern Europe, but also in the Asian and North American markets. Given the budgetary constraints discussed above, the infrastructure finance market is a growth area by definition. Without doubt, we will also make the most of the opportunities available there.

2002 was a record year in Public Finance for DEPFA, but also a year of transition in which DEPFA has carried out major changes, bringing both internal and external benefits. 2003 is our first full financial year as an independent Public Finance specialist. Our strategic position is excellent and we have every reason to believe that our success will continue.





financial overview



DEPFA BANK plc

BUSINESS DEVELOPMENT 2002

Business Development

Profit and Loss Account

The first financial year of the new DEPFA BANK concluded with excellent results. Net income from continuing operations (after taxes and minority interest) amounted to € 236 million (+72.4%). Net interest income, including interest components from derivatives, climbed 13.5% to € 285 million. The development was particularly positive during the fourth quarter, on the back of higher margins generated in new business following the completion of our strategic realignment. The substantial rise in net commission income – from € 3 million to € 32 million – was mainly driven by our Investment-Banking activities.

Income from the disposal of assets amounted to € 99 million (+ € 72 million). The acquisition and sale of public-sector assets is an integral part of our business model that incorporates active balance sheet management. The trading result comprises the results from securities trading, valuation of derivatives and interest components attributable to derivatives. The "pure" trading result – a loss of € 1 million – was down significantly on the previous year (€ 30 million).

The valuation of derivatives in accordance with SFAS 133 resulted in a loss of € 7 million, while interest expenditure for swaps amounted to € 13 million: our overall trading result was thus a loss of € 21 million.

Total revenues amounted to € 408 million, which represents an increase of 23.6% over the previous year.

Administrative expenditure rose by 1%, to € 97 million. While personnel expenditure fell by € 5 million, to € 56 million, other administrative expenditure posted an increase of € 10 million, to € 35 million. This was especially due to costs incurred in the course of the split process. Amortisation and depreciation fell from € 10 million to € 6 million. Personnel expenditure does not include any recognition of the € 18 million expenditure for DEPFA's employee share participation plan since US-GAAP rules require that such expenditure be recognised over the vesting period in the plan. Since these shares are held in trust, and will be transferred to employees over a three year period, they will be charged to the profit and loss account in the years 2003 to 2005. Performance, related compensation recognised in the financial year, comprising cash payments only, amounted to € 12 million.

Profit before taxes from continuing operations of € 307 million was up 37.1% on the previous year. Taking into account taxes (€ 59 million) and minority interest (€ 12 million), net profit from continuing operations amounted to € 236 million. Including the results from discontinued operations of € –802 million, net income was € –566 million.

The cost/income (continuing operations) ratio improved during the period under review to 23.8% (2001: 29.1%) and adjusted for the expenditure arising from the share participation plan was on par with 2001. Return on equity after taxes stood at 22.3%.



Net income after tax on continuing operations (in € m)
1998
116
1999
174
2000
162
2001
137
2002
236
0
50
100
150
200
250
300



RoE after tax on continuing operations
1998
20.2%
1999
26.9%
2000
20.5%
2001
14.8%
2002
22.3%
0%
5%
10%
15%
20%
25%
30%

The figures for 1998-2000 are from the Segmental reporting by operating unit note in the DEPFA Group annual reports.

Balance Sheet

With on-balance sheet volume of € 110.9 billion, Budget Finance to the public sector accounted for the bulk of DEPFA BANK's total assets. Although the portfolio is broadly diversified in geographical terms, exposure to German borrowers remains comparatively high (€ 40.5 billion from € 47.8 billion in 2001). The quality of these assets nevertheless is very high, with an average rating of AA. The portfolio does not include any loans for which interest is no longer charged. Furthermore, we have not had to write off any assets to date, nor do we anticipate this in the future.

Asset quality of public finance portfolio (end-2002)


AA2 17.2
AA1 3.4
AA3 10.1
A1 3.0
A2 0.5
A3 0.2
Other 0.2
Not rated 9.7
AAA 55.7

Ratings of external rating agencies

The volume of Infrastructure Finance amounted to € 868 million (+135%) as at 31 December 2002. Given that these loans (approx. 1% of our total lending volume) are based on individual projects, they have a lower average rating and a significantly higher risk weighting than other assets in our portfolio.

However, they are almost all backed by public-sector guarantees or other forms of support by the relevant public-sector authority, meaning the government is ultimately the main risk-bearer. We anticipate Infrastructure Finance volumes to remain only temporarily on our balance sheet. The bulk should be placed with third parties, through securitisation, over the coming 12 months.

An aggregate € 5.8 billion in property loans still remains on our balance sheet. We have discontinued this type of business entirely, and have entered into an agreement to sell these property loans to Aareal Bank in the future. Transfers to Aareal Bank will reduce these assets considerably in 2003. The risks related to the total property loan portfolio have almost entirely been transferred to third parties, through securitisation and guarantees extended by Aareal Bank. Moreover, given that this property loan portfolio amounts to € 2.0 bn on a risk-weighted basis, the impact of further transfers on our capital ratios will be particularly positive.

	€ m
Total property loans as of 31.12.02	**5,787**
- of which securitised	1,975
- of which protected by Aareal Bank AG	3,812
Total risk-weighted assets from property loans as of 31.12.02	**2,070**
Transfers 2003	
Immediate transfer of sub-portfolio	1,200

New business in 2002 totalled € 23 billion.

Financing Volumes – Group

1.1. - 31.12.2002	2002 € m	%	2001 € m	Change from the Previous Year € m	%
Public Sector Financing	**110,503**	**100.0**	**120,802**	**–10,299**	**–8.5**
of which loans with 0% weighting	89,285	80.8	92,391	–3,106	–3.4
of which loans with 10% weighting	666	0.6	1,582	–916	–57.9
of which loans with 20% weighting	20,552	18.6	26,829	–6,277	–23.4
Other Loans	**5,954**	**100.0**	**4,204**	**1,750**	**41.6**
Total Financing Volume	**116,457**	**100.0**	**125,006**	**–8,549**	**–6.8**
of which Public Sector Financing	110,503	94.9	120,802	–10,299	–8.5
of which other loans	5,954	5.1	4,204	1,750	41.6

New Loan Commitments – Group

1.1. - 31.12.2002	2002 € m	%	2001 € m	Change from the Previous Year € m	%
Public Sector Financing	**21,507**	**100.0**	**33,583**	**–12,076**	**–36.0**
of which loans with 0% weighting	15,430	71.7	24,621	–9,191	–37.3
of which loans with 10% weighting	225	1.1	899	–674	–75.0
of which loans with 20% weighting	5,852	27.2	8,063	–2,211	–27.4
Other Loans	**1,126**	**100.0**	**2,303**	**–1,177**	**–51.1**
Total New Commitments	**22,633**	**100.0**	**35,886**	**–13,253**	**–36.9**
of which Public Sector Financing	21,507	95.0	33,583	–12,076	–36.0
of which other loans	1,126	5.0	2,303	–1,177	–51.1

Most of DEPFA BANK's refinancing is conducted via asset-covered bond issues. The volume of our outstanding public-sector covered securities was € 58 billion as at 31 December 2002. Furthermore, our refinancing mix comprises a broad range of short- and medium-term instruments.


Primary sale of securities in € m – Group 2002
Traditional Pfandbriefe
Floater
Globals
MTN
Loans taken up
267
95
4,755
2,722
64
0
1,000
2,000
3,000
4,000
5,000

DEPFA BANK's EMTN Programme

Currency breakdown of non-benchmark transactions


USD 19.8%
SGD 0.5%
SEK 1.6%
PLN 0.8%
NOK 1.9%
JPY 9.6%
HUF 1.2%
HKD 1.4%
GBP 1%
CZK 3.7%
ZAR 0.6%
EUR 57.9%
€ 3.48 bn

Breakdown according to structure type of non-benchmark transactions


64%
36%
€ 3.48 bn
Structured Notes
Plain vanilla (FRN, Fixed)

All structures can be provided with cap, floor and call features

- Floating and Fixed-rate Notes
- Fixed-rate Step-Up Notes
- Reverse Floaters
- Zeros
- Range Accruals
- CMS-linked
- Exchangeable Notes
- Power Reverse Dual Currency Notes
- Reverse Dual Currency Notes
- Index-linked Notes
- Credit-linked Notes

DEPFA BANK's shareholders' equity was € 1.136 billion at year-end, of which € 1.160 billion qualified as core capital. The average shareholders' equity for the financial year 2002 was € 1.696 billion.

Regulatory Capital & Equity Ratios

DEPFA BANK is supervised by the Central Bank of Ireland (CBI) which applies a capital / risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD). In determining adequacy of capital, the CBI requires banks to maintain two key capital ratios:

- The Tier 1 capital ratio, which is core capital calculated as a proportion of total on and off balance sheet assets, which are risk weighted in compliance with the Solvency Ratio Directive.
- The Own Funds ratio: Tier 1 capital plus long term subordinated debt and other instruments qualifying as Tier 2 capital expressed as a proportion of total on and off balance risk weighted sheet assets.
- The CBI requires banks to maintain a Tier 1 ratio of at least 4% and an Own Funds Ratio of at least 8%.
- With a Tier 1 ratio of 10% and Tier 2 ratio of 17.2%, the Group exceeds the required Capital Ratios.

The regulatory capital and equity ratios shown for 31 December 2002 were produced in accordance with the regulations of the Central Bank of Ireland which require these ratios to be determined based on accounts produced in accordance with Generally Accepted Accounting Principles in Ireland (Irish GAAP). The ratios below are based on estimated figures as Irish GAAP accounts are not currently available. They are based on the new DEPFA BANK. The regulatory capital and equity ratios shown for 31 December 2001 are for the old DEPFA Group structure including the Aareal Bank AG sub-group and were produced in accordance with the German Banking Act.

Risk-weighted Assets in € m	31 Dec 2002	31 Dec 2001
Banking Book	10,717	29,361
Trading Book	1,318	825
Total	**12,035**	**30,186**

Own Funds (€ m)	31 Dec 2002	31 Dec 2001
Core Capital (Tier 1)	1,202	2,118
Supplementary capital (Tier 2)	867	1,280
	2,069	**3,398**
Core Capital (Tier 1 ratio)	10.0 %	7.0 %
Own Funds Ratio	17.2 %	11.3 %

While Ireland has not signed the Basle Accord of 1988, the DEPFA Group has prepared pro forma capital ratios in accordance with the Basle Accord.

BIS Ratios in %	31 Dec 2002	31 Dec 2001
Tier 1 Capital Ratio	9.9 %	5.7 %
Own funds ratio	17.0 %	9.3 %

The "new" DEPFA BANK enjoyed a particularly successful first financial year, and we expect to sustain our high level of profitability and strong growth rates in the future. Our potential in Budget Finance remains enormous. Our network is expanding this product line further across Europe and into Japan. We also intend to strengthen our activities in the North American market as of 2003.

Infrastructure Finance is a growth market that plays a very important role in our product range and client coverage. Our Investment Banking operations in Central and Eastern Europe continue to benefit from our outstanding expertise, which we plan to also deploy in the Asian market from 2003.

Our objective remains to achieve a return on equity of 20% after taxes. Given our relatively moderate dividend policy, this target means double-digit growth rates in net income, since the retention of earnings grows shareholders' equity substantially each year.

A stronger capital base is necessary to achieve our objective of improving our ratings even further in the medium-term. By commanding a strong position in the capital market, we will be in a position to further enhance our competitive advantage. We envisage a substantial increase in dividends from 2005 onwards.



Business targets end-2004
Net RoE 20%
R = € 300 m
E = € 1,450 m
Cost / income Ratio
€ 125 m / € 500 m < 30%
Tax rate
< 25%
Pay out Ratio
~ 15%
Good cost control
Double digit growth
in revenue p.a.
Excellence in Business
development and execution
Leadership in funding costs
Target rating: AA / Aa2 / AA

Risk Report

1. The Risk Management Structure

One of the main features of banking business is the management of economic risk. The targeted handling of risk is therefore vital to ensuring the continued existence and profitability of any banking company. In addition, external groups (primary investors, legislators, banking supervisory authorities, analysts and rating agencies) increasingly demand appropriate risk management.

To meet both commercial and statutory requirements on one hand and the demand of capital market participants on the other hand, DEPFA BANK plc has established a comprehensive system for identification, measurement, early recognition and control of risk as an integral part of its business process.

The risk management structure for DEPFA BANK plc is detailed in the following table.


Group Governance: Committee Structure
Board of Directors of DEPFA BANK plc
Compensation Committee
Chairman's Office
Gerhard Bruckermann
Chairman, CEO
Dr. Thomas Kolbeck
Vice Chairman, Deputy CEO
Audit Committee
Group Internal Audit
Compliance
Executive Committee
Asset & Liability Committee
Strategic Planning Committee
Credit Committee
Asset Management Committee
Country Risk Committee

The Board of Directors has established an audit committee and a compensation committee. The members of these committees are all non executive directors.

In addition, the following executive committees have been established:

- Executive Committee
- Asset & Liability Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

(a) Executive Committee is responsible for the crossfunctional management of the Group. Objectives: implement strategies and controls; crossfunctional coordination.

(b) Asset & Liability Committee implements the funding strategy of the bank. Objective: manage interest rate and liquidity risk, minimize funding costs.

(c) Asset Management Committee is responsible for determining the overall make-up/diversification of the assets and optimizing return in the context of risk. Objective: diversification, asset optimization, rating preservation and capital growth.

(d) Credit Committee is responsible for counterparty credit risk. It focuses on credit review and approval of individual obligors and on counterparty and country limits. Objective: manage credit risk.

(e) The Strategic Planning Committee is responsible for assisting the Office of the Chairman in the assessment of the overall strategy of the bank and the budgeting and budget/monitoring process. The Board sets the overall Group strategy. Objective: anticipate industry trends and implement appropriate strategy for the Bank.

The organizational responsibility for the identification, measurement, early recognition and control of risk is set out in the following table:

Risk Segments	Management	Control & Monitoring
Credit Risk	Credit Committee Country Risk Committee	Credit Risk Unit Special Risks Unit
Market Risk	Asset & Liability Committee	Risk Controlling
Operational Risk	Executive Committee Line Managers	Chief Operations Officer
Liquidity Risk	Asset & Liability Committee	Risk Controlling

2. Credit Risk

Credit Risk is defined as the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a business partner. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments.

Public Sector Credit Risk

Public Sector lending accounts for 95.8% of DEPFA BANK plc's total consolidated balance sheet and counterparty exposures, excluding discontinued operations. The business is focused on sovereign and sub-sovereign borrowers and public sector supported financial and specialist entities.

This is reflected in the risk weightings of the Group's total portfolio amounting to € 120.1 billion of on balance sheet interest-earning and liquid assets (amount excludes FAS 133 adjustments, discontinued operations and fixed assets) at 31 December 2002. A BIS risk weighting of 0% applies to 79.5% of these assets, reflecting the focus on sovereign and the upper level of sub-sovereign entities. The next largest category are counterparties with a 20% risk weighting – these are mainly municipalities and credit institutions without explicit central government guarantees.

BIS Risk weightings of Group on balance sheet interest-earning and liquid assets.




BIS Risk Weightings for DEPFA Group (in %)
2001
2002
80
70
60
50
40
30
20
10
0
0 % risk weighted
10 % risk weighted
20 % risk weighted
100 % risk weighted

The portfolio is broadly diversified with counterparties in over 40 countries. In order to ensure the top rating for the Pfandbriefe and Asset Covered Security ("ACS") cover pools and a high rating for the Bank, business is focused on clients and counterparties with the highest credit standings. Total risk weighted on balance sheet interest-earning assets (excluding discontinued operations) for the Group amounts to € 5.7 bn at the year end.

Consolidated On Balance Sheet Interest-Earning and Liquid Assets by country classification.

On Balance Sheet Interest-Earning and Liquid Assets by Country Classification (in %)


Other 0.3
OECD 8.4
NAFTA 3.2
EEA &
Supranational 88.1

Assessing Credit Risk – the internal rating system in DEPFA BANK

Credit scoring of counterparties is critical to DEPFA's business. The scoring model of the Bank is reviewed continuously. In recent years, DEPFA moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). Originally the unitary scoring model had 12 rating grades. The grading has now been extended to 22 grades. This change introduces a more accurate risk evaluation and is designed specifically to prepare for the implementation of the New Basel Accord.

DEPFA BANK's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions ("ECAI").

All counterparties across all risk groups are graded in accordance with this system. The steps to assign and test the robustness of the internal rating involve:

- Grading individual counterparties through the analysis of balance sheet strength, the historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, the relationship of debt to operating surpluses, indebtedness per capita, political stability and to guarantee structures.
- The analysis of the sub-sovereign legal framework including the delegation of powers from the sovereign and financial and regulatory support of its activities.
- Mapping internally derived ratings against the ECAI ratings for the borrowers for which this is possible.

The rated clients and counterparties account for a very high proportion of DEPFA's assets. Almost 55.7 % of the portfolio of on-balance sheet interest earning assets relates to counterparties with triple-A ratings by ECAIs while a further 30.8 % of assets relate to double-A ratings by ECAIs. 9.7 % of the total portfolio is unrated by ECAIs. In this analysis, the rating is taken as the highest awarded by the three major ECAIs.

On balance sheet interest-earning assets, rated by External Rating Assessment Institutions (ECAI), 31 December 2002.


On Balance Sheet Interest-Earning and Liquid Assets rated by External Credit Assessment Institutions (ECAI), 31 December 2002 (in %)


AA2 17.2
AA1 3.4
AA3 10.1
A1 3.0
A2 0.5
A3 0.2
Other 0.2
Not rated 9.7
AAA 55.7

The Group provides:

- Internal ratings for sovereign issuers (generally based on the lowest of the ECAI ratings, combined with internal expertise);
- Internal ratings for sub-sovereign issuers;
- Internal ratings for financial institutions;
- Internal ratings for infrastructure finance projects.

The internal grades of the Bank place a strong emphasis on the financial health of the individual counterparty. The internal rating also takes account of economic and political factors and support mechanisms provided by the sovereign or related local authority. DEPFA's internal ratings have been successfully mapped to the external ratings assigned by the three major ECAIs, thus validating the internal ratings.

On Balance Sheet Interest-Earning and Liquid Assets Based on DEPFA Internal Ratings, 31 December 2002 (in %)


AA3 16.0
AA2 20.0
AA1 10.0
A1 8.0
A2 2.0
A3 1.0
Other 2.0
AAA 41.0

Financial Institutions Exposure

Included in the on balance sheet interest earning assets portfolio descriptions above is an amount of € 4.2 bn relating to Group exposures to financial institution counterparties. Within the Group, on-balance sheet financial institution counterparty risk arises from securities and money market transactions.

Any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map counterparty risk. These agreements are used to reduce both the capital cover required and the utilization of bank-internal counterparty limits. DEPFA has a Group-wide counterparty limit system that directly accesses the front-office system used by Treasury, providing real-time information on limits and limit utilizations.

Within the Group, financial institution counterparty business is geared towards high credit-quality counterparties.

On Balance Sheet Interest Earning Assets from Financial Institution Counterparties based on DEPFA Internal Ratings, 31 December 2002 (in%)


AA3 29.0
A2 13.0
A3 1.0
Other 1.0
AA2 13.0
AA1 11.0
AAA 32.0

Credit Derivatives Exposure

DEPFA's off balance sheet risks arising from credit derivative exposures amounts to a notional amount of € 3.2 bn, excluding protection acquired on the residual mortgage book, which is to be sold to Aareal Bank AG. DEPFA takes a conservative approach to managing this risk and counterparty risks must be pre-approved prior to transaction execution. 63 % of related credit derivative exposure represents sovereign risk with a further 7.2 % representing sub-sovereign risk. 28.7 % represents exposure to financial institutions counterparties. 34.5 % of all credit derivatives exposure is AAA rated internally with an additional 38.7 % in the AA cohort.

Credit Derivative Related Risks Rated by External Credit Assessment Institutions, 31 December 2002 (in %)


A3 11.5
A2 26.6
Other 13.4
AA3 0.4
AA2 11.7
AA1 1.8
AAA 34.5

The Credit Approval Process

DEPFA Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas.

The chart below sets out the initiation and approval process for DEPFA BANK for all four risk pools. The allocation of an internal rating determines both the pricing and the potential exposure amount. The Credit Committee operates on authority devolved to it by the Board of Directors and is empowered to set limits up to prudent levels taking into account large exposure parameters. DEPFA subsidiaries operate their own credit committees, which act on individual counterparty limits once Group approval is in place.


The Credit Process
Sovereign/Country Risks
Sub-Sovereign Risks
Financial Institution Risks
Infrastructure Finance Risks
Country Risk Commitee, Credit Risk Unit, Special Risk Unit: Assess, assign rating and makes recommendation for pre-approval limit, taking risk mitigation into account.
Credit Commitee: 6 voting members, not drawn from business area
Credit Limit and Duration Decision
Decision advised to various Group entities and business units
Group Subsidiary Credit Commitee decision
Minimum annual review of limit decision (more frequent reviews as required)
Limits monitored for utilization

The credit process centres on an independent Credit Committee who reside over the four counterparty risk pools, and who are provided with both rating and limit recommendations from the dedicated independent risk teams. The heads of risk units report directly to their respective Executive Committee Member as well as the Credit Committee.

DEPFA's Counterparty risk pools:

1. Sovereign/Country Risk:

Sovereign/Country risks are managed by the Country Risk Committee. Reviews of sovereign risks are carried out at least annually, with detailed reports on the social, political and economic situation of all countries presented to the Group Credit Committee for approval.

All sovereign/countries are rated in accordance with the Group internal rating grades.

DEPFA currently has 68 countries rated for international business, of which 54% fall into A-rated cohorts. The Bank's country exposure for countries rated below single-A stood at 0.6% of the Bank's total cross border exposure as at 31 December 2002, with maximum limits available of 1.73% of total Group country limits.

2. Sub-Sovereign Risk:

The Credit Risk Unit, a specialized team of professionals based in Dublin, carries out sub-sovereign risk analysis. This team is independent from business origination/relationship management. This unit is responsible for assessing and rating (in accordance with the DEPFA internal grading system) the credit risk for all sub-sovereign entities in the OECD, EEA and Converging Countries, excluding Emerging Markets.

The unit assesses the distinct characteristics of the country in which the sub-sovereign is located, especially those characteristics related to intergovernmental arrangements. The unit also assesses political, demographic, economic, fiscal and financial factors. To date, Credit Risk have analyzed and rated over 2,500 sub-sovereign counterparties across 24 Countries.

3. Financial Institution Risk:

The Credit Risk Unit also carries out assessment of DEPFA's exposure to financial institutions. Specialized professionals work with the front office personnel to evaluate the credit risks involved in these counterparties. The approval process applied is the same as for sub-sovereign counterparties. External ratings are applied where available. In addition, all financial institutions are rated internally. All counterparties must have pre-approval limits in place as a prerequisite to conducting transactions with DEPFA.

4. Infrastructure Finance Credit Risk:

The origination, transaction execution and portfolio management of all infrastructure loan assets is carried out by the Special Finance Unit (SFU) – a team of 17 specialists and support staff based in Dublin. Most transactions are carried out in conjunction with other similarly experienced lenders (often as a member of a syndicate of banks), thus limitating DEPFA's exposure on any one particular transaction.

A fundamental pre-condition for SFU participation in an infrastructure financing transaction is the ongoing involvement of the public sector, most typically as the grantor of a long-term concession to a privately financed special purpose company, and often as the payer of revenues (paid in return for the successful provision of the required service) which are normally the main source of the loan repayment.

In addition, the purpose of the financing must be to provide an essential public asset or service, which must continue to be provided even in times of budgetary cutbacks, such as schools, hospitals, prisons, roads and water supply and treatment facilities.

Credit proposals put forward by the SFU are subject to an independent review by the Special Risks Unit (SRU). This unit makes an independent recommendation to the Credit Committee.

When financing infrastructure projects, DEPFA generally require the involvement of International Financial Institutions ("IFI"), such as the European Investment Bank (EIB) or the European Bank for Reconstruction and Development (EBRD) and leading local banks. While these institutions do not necessarily provide DEPFA with formal guarantees of commercial or political risk, they do provide an implicit comfort that purely politically motivated discriminatory action by the host government is unlikely due to the consequential damage to that government's ability to access future funding support from the IFIs.

There are standard internal procedures for the monitoring of, and reporting on, current loan transactions: for projects during the construction phase, a report on progress is submitted to the Credit Committee every 6 months; operational projects are subject to an annual review. The respective account managers in SFU liaise closely with an independent engineer who is usually appointed by the lenders to monitor the project. This allows the Group to follow progress closely and take remedial action, if necessary, to ensure that the project is completed on time and to budget. SFU's monitoring reviews are independently checked by the SRU to ensure that objectivity is maintained.

Limit Monitoring:

The monitoring of country limits or cross border exposures is carried out on a daily basis by a dedicated team of professionals based in Dublin. Limit monitoring is performed on both a Group-wide basis as well as on a local entity basis. These exposure reports are made available to management and all business sectors of the Group.

3. Discontinued operations – property risk

Following the Group's re-organisation, property risks were almost totally transferred to Aareal Bank AG or third parties. The property lending business of the former DEPFA Group was spun off during the financial year. At the year end, DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank") has a remaining property financing portfolio in the amount of € 5.8 billion. € 2 billion of the risks associated with this property lending exposure were transferred to third parties via securitisation agreements.

Aareal Bank AG and the Pfandbriefbank have agreed that Aareal Bank AG will acquire the property-financing portfolio held by the Pfandbriefbank. In addition, Aareal Bank AG has extended guarantees to DEPFA in respect of individual exposures. These guarantees cover principal exposures totalling € 0.7 billion, plus interest payments in certain cases.

In addition, the Pfandbriefbank and Aareal Bank AG have entered into an Agency Agreement whereby Aareal Bank AG administers, on behalf of the Pfandbriefbank, the loans that have not yet been transferred. This Agency Agreement takes into account the legal requirements pursuant to Section 25a of the German Banking Act and provides for protection with regard to the proper administration of the loan portfolio.

4. Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. DEPFA BANK defines its market risk as changes to fair value of financial instruments as a result of rate, price and volatility movements.

The Bank's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board
- Market risk management is centralized in the Asset & Liability Committee and the treasury units, managed by specialized personnel and monitored using appropriate systems and controls,
- Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorized market risk into risk factors. The relevant risk factors for DEPFA BANK are interest rate risk and foreign exchange risk. As a bank focusing on Public Sector Finance, DEPFA is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, DEPFA has a strict policy that treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Hence, the primary risk factor for the Bank is interest rate risk.

For the quantification and control of its interest rate risk, DEPFA determines daily Value at Risk (VaR) figures in line with industry wide practice using the variance/co-variance methodology. A ten day holding period with a 99% confidence interval is used to derive the calculation. The correlation and volatility frequencies for the calculation are annualized to 250 trading days. The choice of a ten day holding period was selected to give a conservative VaR measure in relation to hedging the interest rate risk of the portfolio's positions. Senior management recognise that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR.

The following table shows VaR statistics for the year 2002 and the VaR exposure on 31 December 2002 relating to the trading book of the Group, excluding the trading book of DEPFA Investment Bank Limited ("DIBL"). DIBL manages its market risk by using a Capital at Risk methodology.

Interest Rate Risk	10 Day 99% VaR € m
Average	7.6
High	15.9
Low	3.1
31 December 2002	6.2

The year end VaR exposure of € 6.2 m was below the year's average of € 7.6 m. The exposure never exceeded € 15.9 m.

The following table highlights the VaR exposure of the Group (excluding discontinued operations and DIBL) with respect to interest rate risk at the end of 2002 and compares it to the VaR exposure at the end of 2001 (as restated). As last year's published VaR figures represent the old DEPFA Group prior to the split of the public finance and the property finance business segments, the VaR results for 2001 have been restated to provide comparative numbers for the new DEPFA BANK's public sector business.



Interest Rate Risk	10 Day 99% € m
VaR 31 December 2002	39.1
VaR 31 December 2001 (restated)	36.0

The following graph shows the Group's VaR profile with regard to interest rate risk during the year 2002 (excluding discontinued operations and DIBL).


DEPFA Interest Rate Risk Exposure (10 Day, 99 % VaR) (€ m)
80
70
60
50
40
30
20
10
0
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Month

Reports detailing the local and Group VaR as well as the limit utilization are distributed daily to senior management. The setting of interest rate limits is the responsibility of the Asset & Liability Committee.

Validity of the VaR Model – backtesting for trading book and Group interest rate risk exposure:

The accuracy of the Group's VaR model is calibrated by means of back testing to ensure the quality of the statistical process. Back testing was introduced in October 2002 after the implementation of a new market risk controlling system. This process entails the comparison of changes in portfolio value incurred against the most likely range of such changes forecasted by the VaR model. Back testing is based on the 1 day 99% VaR figures. In this case, actual losses would not be expected to exceed the forecast by the VaR model on more than three occasions in any one year (250 trading days). A graphical representation of the back-testing results for 2002 is provided below for the Group Interest Rate Risk Exposure (excluding discontinued operations and DIBL):



DEPFA Interest Rate Risk Exposure Back-testing graph last qtr 2002
(based on a 1 day 99 % CI) (€ m) (excludes DIBL)
VaR Upper Confidence Level
VaR Lower Confidence Level
Change in Value
25
20
15
10
5
0
-5
-10
-15
-20
-25
01-Oct
08-Oct
15-Oct
22-Oct
29-Oct
05-Nov
12-Nov
19-Nov
26-Nov
03-Dec
10-Dec
17-Dec
24-Dec
Date

As can be seen from the above graph there were no back testing exceptions during this period, highlighting the conservative nature of the VaR model.

DEPFA Investment Bank Ltd ("DIBL")

The market risk of DIBL is not monitored by the Value-at-Risk approach. A Capital-at-Risk ("CaR") model is used to address the imminent price and liquidity risks of individual positions in the emerging markets in which DIBL does business.

For the individual assets, CaR weighted factors are derived taking into account rating, product type, maturity, currency and market value. In order to ensure a strong capital ratio and to limit liquidity risk, balance sheet size is limited to six times DIBL's total capital.

The investments of DIBL, including its occasional exposures to financial institutions, are subject to group wide country limits and respective counterparty limits. As detailed above these are monitored on a daily basis.

5. Operational Risk

Operational risk is the risk of direct or indirect losses due to inadequacy or failure of internal processes, people or systems or due to external events. The objective of the Group is to minimize operational risk by:

- Documentation of all relevant policies, procedures and processes and keeping them under constant supervision.
- Identification and rectification of sources of errors and weaknesses
- Employing suitably qualified and experienced personnel
- The annual appraisal process and regular review of goals and objectives
- Application of a robust and reliable system environment
- Maintaining and further developing business continuity plans and procedures
- Sound control systems.

Management of operational risk is the responsibility of all operational units. The Chief Operations Officer coordinates the monitoring and reporting of operational risk. Group Internal Audit provide additional independent control mechanisms.

It is DEPFA's policy to review its procedures and processes on a regular basis. This is supported by a continuously developing system of collecting and evaluating data on potential operational weaknesses.

Thorough evaluation and selection of personnel for positions, regular reviews with regard to training needs and ongoing on-the-job training are integral parts of the Group's approach to human resource management.

All major system components, such as computer hardware, communication links or trading sites are duplicated, synchronized and hosted in different locations. This is an integral part of the Group Business Continuity Plan, protecting DEPFA BANK from an externally caused major disaster. Business continuity plans and procedures are under regular review and further development.

The Group's control system relies on a strict organizational independence of the monitoring and control functions, detailed segregation of functions and duties and the application of the four-eyes principal to all relevant actions and decision processes. The risk monitoring functions for credit, market and operational risk and the Compliance and Internal Audit functions are the major pillars of the Bank's control system.

The Group Internal Audit function, located in both Dublin and Frankfurt, is an independent unit established to audit and evaluate all Group activities and to add value and improve operations and procedures. Group Internal Audit reports directly to the Audit Committee.

Group Internal Audit supports the organizational units of the Group to accomplish their objectives by bringing a systematic disciplined approach to the evaluation of the effectiveness of risk management, internal control, procedures and governance processes.

Compliance Officers located in each of DEPFA's legal entities report directly to the Group Compliance Officer located in Dublin. The Compliance function oversees the adherence to the principles set out by the Central Bank of Ireland and the other Regulatory Authorities in relation to the Code of practice of Credit Institutions. The Compliance function supports the implementation of internal regulations set by the Board of Directors.

6. Liquidity Risk

Liquidity Risk is defined as the risk of being unable to fulfill current or future payment obligations in full and/or at the due date. The risk drivers determining liquidity risk are:

- Liquidity of the Bank's assets
- Diversity of the sources of funds
- Increased demand for collateral

Liquidity of Assets: DEPFA BANK has highly liquid assets on its balance sheet. Liquid assets can be defined as assets that can be realized at short notice without incurring significant loss. Some 55.7 % of the assets of DEPFA as at 31/12/02 are AAA rated by External Credit Assessment Institutions whilst a further 30.8 % are AA rated reflecting the concentration on public sector lending to the top tier of sovereigns and sub-sovereigns (as defined in the credit risk section above).

Diversity of the sources of funds: DEPFA BANK is a large issuer of Pfandbriefe and Asset Covered Securities, which provide significant medium to long term financing to the Bank. In addition to the asset covered securities the bank is also active in unsecured bearer bonds, promissory notes and commercial paper (CPs), repurchase agreements (Repos) as well as participating in money market transactions. DEPFA BANK receives deposits from other banks and directly from institutional investors world-wide. Investor categories are Central Banks, State Agencies, Supranationals, Fund Managers, Insurance Companies and Corporates.

Increased demand for collateral: As noted above DEPFA BANK has a comprehensive holding of highly rated securities, which are available for Repo. A surplus buffer of these assets is also available to cover additional collateral calls that might be made on OTC derivative contracts.



GROUP ACCOUNTS 2002

results and operations

Contents

Statement of directors' responsibilities for the US-GAAP annual report

The directors are required to prepare accounts for each financial year that give a true and fair view of the financial position of the group and of the profit or loss and cash flows of the group for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Furthermore the directors are responsible for the maintenance and integrity of the DEPFA BANK plc website; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Director: Gerhard Bruckermann

Director: Dr. Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Secretary: Noel Kavanagh

Date: 14 April 2003

Auditors' Report

Auditors' Report to the shareholders of DEPFA BANK plc

We have audited the accounts on pages 74 to 136 which comprise the Group balance sheet of DEPFA BANK plc as of 31 December 2002, the Group profit and loss account and the Group cash flow statement for the year then ended and related notes.

These accounts are the responsibility of the Company's directors and management. The directors' responsibilities in this regard are set out on page 72 in the statement of directors' responsibility for the US-GAAP annual report. Our responsibility is to express an opinion on these accounts based on our audit. This report, including the opinion, has been prepared for and only for the Company's shareholders as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounts give a true and fair view of the financial position of the Company as of 31 December 2002, and of the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

Date: 25 April 2003

Group balance sheet

as at 31 December 2002
of DEPFA BANK plc

Assets (€m)	(Notes)	31 Dec 2002	31 Dec 2001[1]
Cash and balances with central banks	(1)	645	1,360
Loans and advances to banks	(2)	13,281	14,040
Loans and advances to customers	(3)	59,764	81,399
Debt securities and other fixed-income securities	(5)	64,566	74,387
Equities and other non-fixed income securities	(6)	23	296
Equity participations	(7)	7	121
Intangible assets	(8)	5	53
Property and equipment	(9)	15	165
Other assets	(10)	3,120	3,168
Accrued interest and prepaid expenses	(11)	4,421	5,910
Total assets		**145,847**	**180,899**

The accompanying Notes are an integral part of these Group accounts.

[1] The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001 as restated for the equity roll-back.

Shareholders' equity and liabilities (€ m)	(Notes)	31 Dec. 2002	31 Dec. 2001[1]
Liabilities to banks	(12)	36,774	51,403
Liabilities to customers	(13)	3,554	15,980
Debt securities in issue	(14)	89,625	98,548
Other liabilities	(15)	8,605	4,589
Accrued interest and deferred income	(16)	4,752	5,641
Provisions	(17)	233	372
Hybrid capital	(18)	926	1,539
Minority interest	(19)	242	614
Total liabilities		**144,711**	**178,686**
Equity	(20)		
Subscribed capital		105	105
Capital reserve		396	386
Retained earnings		503	1,750
Other comprehensive income		132	–28
Total equity		**1,136**	**2,213**
Total shareholders' equity and liabilities		**145,847**	**180,899**
Contingent liabilities and irrevocable loan commitments	(37)		
Contingent liabilities on guarantees and indemnity agreements		**62**	**1,437**
Irrevocable loan commitments		**4,430**	**7,633**

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Dr. Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Secretary: Noel Kavanagh

Date: 14 April 2003

[1] The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001 as restated for the equity roll-back.

Group profit and loss account

for the period from 1 January to 31 December 2002
of DEPFA BANK plc

€ m	(Notes)	1 Jan.–31 Dec. 2002	1 Jan.–31 Dec. 2001[1]
Interest and similar income from			
Lending and money market business	(23)	3,546	3,939
Fixed-income securities	(23)	2,831	2,876
Interest and similar expenses	(23)	–6,079	–6,556
Net interest income		**298**	**259**
Commission income	(24)	42	35
Commission expenditure	(24)	–10	–32
Income from sale of assets	(25)	99	27
Trading result	(26)	–21	41
Other income	(27)	2	37
Other operating income		**410**	**367**
General administrative expenses	(28)	–91	–86
Depreciation and amortisation of intangible assets and property and equipment		–6	–10
Other expenditure	(29)	–6	–6
Operating results before provision for loan losses		**307**	**265**
Provision for loan losses		–	–12
Result from the first-time application of FAS 133		–	–29
Income before income taxes		**307**	**224**
Income taxes	(30)	–59	–56
Income after income taxes		**248**	**168**
Minority interest	(31)	–12	–31
Group net income for the year – continuing operations		**236**	**137**
Results from discontinued operations:	(32)		
Operating result from discontinued operations		–10	154
Loss on disposal of discontinued operations including impairment on date of spin-off		–792	–
Group net income		**–566**	**291**

[1] The comparative profit and loss account figures for the year ended 31 December 2001 are based on the DEPFA Group financial statements for the year ended 31 December 2001, reclassified for discontinued operations.

	(Notes)	1 Jan.–31 Dec. 2002	1 Jan.–31 Dec. 2001[1]
Weighted average number of ordinary shares in circulation		35,301,972	35,301,972
Earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)		6.70	4.43
Earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)		–	–0.55
Earnings per share from continuing operations (€)		6.70	3.88
Earnings per share from discontinued operations (€)		–22.70	4.36
Total earnings per share (€)		–16.00	8.24
Diluted earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)		6.70	4.43
Diluted earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)		–	–0.55
Diluted earnings per share from continuing operations (€)		6.70	3.88
Diluted earnings per share from discontinued operations (€)		–22.70	4.36
Total diluted earnings per share (€)		–16.00	8.24

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Dr. Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Secretary: Noel Kavanagh

Date: 14 April 2003

[1] The comparative profit and loss account figures for the year ended 31 December 2001 are based on the DEPFA Group financial statements for the year ended 31 December 2001, reclassified for discontinued operations.

Group cash flow statement

for the period from 1 January to 31 December 2002
of DEPFA BANK plc

€ m	2002 Net cash flow	2001 Net cash flow
Net income for the year	-566	291
Non-cash items included in net income and reconciliation to cash flow from operating activities		
Provision for loan losses	-3	119
Carrying value adjustments on foreclosed assets/asset pool	–	44
Depreciation and amortisation of property and equipment, financial assets and intangible assets	7	47
Net change in trading derivatives	7	-65
Deferred taxes	19	31
Change in accrued interest income	1,097	-861
Change in accrued interest expenditure	-535	711
Other non cash items in discontinued operations	791	–
Other non cash items	91	58
Subtotal	**908**	**375**
Gain/loss on sale of available for sale securities	2	-69
Decrease/increase in other assets	237	-2,543
Increase in other liabilities	81	1,915
Cash flow from operating activities	**1,228**	**-322**
New property finance loans	–	-5,937
Property finance loan repayments	6,106	2,958
New public sector loan	-8,437	-12,956
Public sector loan repayments	8,842	12,330
Change in other loans and advances to banks and customers	2,542	-1,183
Purchase of securities available for sale and securities held to maturity	-19,270	-25,920
Sale/maturity of securities available for sale and securities held to maturity	23,213	9,607

€ m	2002 Net cash flow	2001 Net cash flow
Addition of foreclosed assets	–	–28
Sale of foreclosed assets	43	41
Purchase of property and equipment and financial assets	–	–219
Sale of property and equipment and financial assets	84	367
Change in scope of consolidation including purchase of minority interest	–102	–10
Cash flow from investment activities	**13,021**	**–20,950**
Issue of preferred securities	–	250
Net sale of own shares	10	–
Loan notes raised	–	208
Loan notes repaid	–	–869
New issue of debt securities	70,786	34,051
Debt securities repaid	–74,915	–22,501
Other amounts raised from banks and customers	–10,803	10,122
Dividends paid	–42	–36
Cash flow from financing activities	**–14,964**	**21,225**
Cash and cash equivalents at end of previous period	**1,360**	**1,407**
Cash flow from operating activities	1,228	–322
Cash flow from investment activities	13,021	–20,950
Cash flow from financing activities	–14,964	21,225
Cash and cash equivalents at end of period	**645**	**1,360**

The accompanying Notes are an integral part of these Group accounts.

Group statement of changes in shareholders' equity

€ m	Sub-scribed capital	Capital reserve	Retained earnings	Other comprehensive income: Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash flow hedges	Accumulated effects of currency translation	Total
Balance at 1 January 2001	**108**	**416**	**1,530**	**-79**	**–**	**15**	**1,990**
Roll-back of creation of minority interest by share exchange	-2	-8	-35	1	–	–	-44
Adjusted balance at 1 January 2001	**106**	**408**	**1,495**	**-78**	**–**	**15**	**1,946**
Group net income for the year	–	–	291	–	–	–	291
Other comprehensive income	–	–	–	55	-19	-1	35
Comprehensive income	**–**	**–**	**291**	**55**	**-19**	**-1**	**326**
Dividends	–	–	-36	–	–	–	-36
Purchase of treasury stock	-1	-22	–	–	–	–	-23
Balance at 31 December 2001	**105**	**386**	**1,750**	**-23**	**-19**	**14**	**2,213**
Group net income[1]	–	–	-566	–	–	–	-566
Other comprehensive income[2]	–	–	–	55	30	-14	71
Spin-off Aareal Bank AG	–	–	-639	74	15	–	-550
Comprehensive income	**–**	**–**	**-1,205**	**129**	**45**	**-14**	**-1,045**
Dividends	–	–	-42	–	–	–	-42
Sale of Treasury Stock	1	22	–	–	–	–	23
Purchase of own shares	-1	-12	–	–	–	–	-13
Balance at 31 December 2002	**105**	**396**	**503**	**106**	**26**	**–**	**1,136**

The accompanying Notes are an integral part of these Group accounts.

[1] Including result from discontinued operations of € -802 m

[2] Including result from discontinued operations of € -32 m

Notes to the Group Accounts

General principles

The Group accounts of DEPFA BANK plc for the financial year 2002 were prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP). The group accounts conform with the 7th Directive of the European Council in respect of group accounts for banks and financial institutions.

Irish statutory accounts

The financial information relating to DEPFA BANK plc and its subsidiaries included in this document does not comprise statutory financial statements as required by the Irish Companies Acts, 1963 to 2001. Statutory financial statements will be prepared in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP) and will be filed with the Company's Annual Return and lodged with the Registrar of Companies.

(A) Basis for the Group Accounts

Impact of the re-organisation of DEPFA Group

Prior to the re-organisation, the DEPFA Group operated three business units – Public Finance, Property Finance and IT Services. The purpose of the restructuring, which is described in more detail below, was to de-merge the Property Finance and IT Services activities from the Public Finance business and create two separate and publicly listed Groups – the DEPFA BANK, a public finance bank, and the Aareal Bank which operates in property finance and IT services.

In order to effect this de-merger, a new Dublin-based parent company, DEPFA BANK plc, was formed for the Group. The property and IT subsidiaries DePfa Bank AG (now Aareal Bank AG) and DEPFA IT Services AG (now Aareon AG) were spun off. The property activities in other group subsidiaries were transferred to Aareal Bank AG. Certain remaining property loans will be transferred to Aareal Bank AG in 2003 and onward. The parent company of the old DEPFA Group was DEPFA Deutsche Pfandbriefbank AG.

The main operating subsidiaries of DEPFA BANK plc are DEPFA Deutsche Pfandbriefbank AG, the former parent company, and DEPFA Investment Bank Ltd. DePfa-Bank Europe plc was merged with DEPFA BANK plc in 2002.

The re-organisation of the DEPFA Group was finalised on 6 June 2002. The major steps and related accounting treatment are as follows:
On 15 March 2002, 98.06% of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control. It was accounted for at book value and, therefore, did not result in the creation of goodwill in the Group accounts of DEPFA BANK plc.

After the completion of the exchange offer, DEPFA Deutsche Pfandbriefbank AG was replaced by DEPFA BANK plc as the ultimate parent of the DEPFA Group. The Group accounts for 2001 have been restated to reflect the new capital structure of DEPFA BANK plc, including the creation of the minority interest of 1.94% in DEPFA Deutsche Pfandbriefbank AG. Since then the minority interest has decreased to 1.75%.

The re-organisation included the transfer of property assets and property operating entities to Aareal Bank AG. Some of these transfers required an exchange of consideration based upon values other than book value. US-GAAP requires the transfer of assets between entities under common control to be accounted for at book value. Consequently, the difference between the consideration paid and the book value of the items was transferred directly to shareholders' equity as a deemed contribution or dividend.

On 10 May 2002, DEPFA BANK plc purchased 100% of the shares in Aareal Bank AG from DEPFA Deutsche Pfandbriefbank AG. On 6 June 2002 the share capital of Aareal Bank AG was distributed to shareholders on a pro-rata basis. The disposal of Aareal Bank AG to the Group's shareholders is accounted for as a distribution (dividend in specie) at book value (net of impairment charge) on 6 June 2002.

Included in the Group profit and loss account and disclosed as discontinued operations in accordance with FAS 144 are:

I. The operating results of Aareal Bank AG for the period to 6 June 2002 and the operating results of DEPFA Deutsche Pfandbriefbank AG property financing business (operating income and expenses from discontinued properties and property loans for the period to disposal).
II. Profit/Loss on the disposal of discontinued operations including the impairment on the spin off of Aareal Bank AG.

In accordance with FAS 144 the Group completed an impairment test on Aareal Bank AG, at the date of disposal and an impairment charge was considered necessary. The impairment charge reflects the difference between the fair value of the Aareal Bank AG shares and the book value of the consolidated equity of Aareal Bank AG and of its subsidiaries as at the disposal date. The fair value of Aareal Bank AG was determined based on the market capitalisation of Aareal Bank AG calculated using the average share price for the first three months of Aareal Bank AG's listing which was € 15.57 per share.

The profit for the comparative period referable to Aareal Bank AG and the other discontinued operations is disclosed as relating to discontinued operations.

Accounting and valuation principles

Consolidation

All subsidiaries which are controlled by the parent company are included in the Group accounts. Equity participations are accounted for using the equity method, if the Group directly or indirectly holds between 20% and 50% of the shares of these entities and has the ability to exercise significant influence ("associated companies").

Subsidiaries acquired are consolidated using the purchase method of accounting by offsetting the acquisition cost against the fair value of the subsidiary's net assets at the time of the acquisition. Any residual positive difference arising is capitalised as goodwill. Any residual negative difference is applied as a reduction of the fair value of the assets acquired.

Funds invested in the form of investment funds are treated on a basis consistent with the consolidation of other subsidiaries.

The effect of intra-Group transactions is eliminated on consolidation.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income.

Scope of consolidation

The consolidation as at 31 December 2002 includes 26 (2001: 82) domestic and international subsidiaries and one trust set up to buy shares to be awarded to employees of the Group.

Through the disposal of the property business, 72 direct and indirect subsidiaries, 5 investment funds and 4 associated companies are no longer consolidated. Their results for the period ended 6 June 2002 are included in the profit and loss and disclosed as results from discontinued operations.

The complete list of shareholdings is shown in Section (H).

Loans and advances

Loans and advances to banks and customers are reported at amortised cost, net of provisions. Discounts, premiums and loan origination fees and charges are amortised over the term of the loan and recorded as net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded if, irrespective of the legal position, the receipt of interest is no longer deemed likely.

Loans are classified as impaired, if it is no longer considered likely that all contractually agreed payments will be made. Payments collected on impaired loans are recorded as fees or interest income as long as such receivables are still outstanding. Thereafter, any payments are applied against the outstanding loan principal.

Provision for loan losses

The Group considers the risks inherent in on-balance sheet and off-balance sheet lending operations and provisions are set up for all probable losses. Losses which exist at the balance sheet date, but have not been specifically identified, are provided for in the loan loss provision.

Specific loan loss provisions

Management review individual loans periodically and specific loan loss provisions are determined for losses which exist at the balance sheet date taking into account a number of factors including the financial position of the borrower, expected cash-flows, the value and recoverability of the collateral, and industry related and macro economic factors.

The property lending portfolio is secured by a charge over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

Specific loan loss provisions are released as soon as the grounds for impairment no longer apply. Loans and advances are written off, if the probability of the loan or advance not being repaid borders on certainty.

General loan loss provisions

General loan loss provisions are set up for losses which exist at the balance sheet date in loan portfolios where individual loan impairments have not been identified. The general loan loss provisions are determined by taking into account DEPFA Group's historical loan loss data, developments in the overall loan portfolio, the general financial position of borrowers and overall economic factors.

Securities

Securities are classified into three categories depending on the purpose of the holding – held to maturity, available for sale and trading. Available for sale and trading securities are carried at fair value with fair value movements being reflected in other comprehensive income and the profit and loss account respectively. Discounts and premiums arising on the purchase of held to maturity and available for sale securities are amortised over the period to maturity and are reflected in net interest income. Securities are reviewed for other than temporary falls in value of available for sale and held to maturity securities at the balance sheet date. In the event that the cost of securities exceeds the current market value, any impairment which is other than temporary is recorded in the profit and loss account.

Securities which are legally transferred to third parties by repurchase agreements continue to be recorded on the balance sheet, provided that DEPFA still controls these securities in accordance with the criteria set out in FAS 140. Securities borrowed are only accounted for as securities on the balance sheet if they represent a real purchase (i.e. where the assignor of collateral loses his power of disposal). In general, repurchase agreements and pledges effected within the DEPFA Group do not represent real purchases.

Held to maturity securities

Securities which the Group intends and has the ability to hold until maturity are classified as held to maturity and carried at amortised cost.

Available for sale securities

Available for sale securities are held for indefinite periods of time, or for liquidity management purposes. Such securities are valued at fair value. Unrealised gains and losses are recorded in other comprehensive income, net of deferred taxes. The fair value adjustment referable to hedged risk in available for sale securities is recorded in the trading result in the profit and loss account rather than other comprehensive income (see derivative financial instruments below). Amortisation of premiums and discounts are recorded in net interest income. Valuation gains or losses recorded in other comprehensive income will be reclassified to the profit and loss account upon disposal of the securities.

Trading securities

Securities that are to be sold in the short term are carried at fair value in the balance sheet. Realised and unrealised gains or losses are recorded in the trading result in the profit and loss account.

Derivative financial instruments

As of 1 January 2001, DEPFA Group applied FAS 133 (Accounting for Derivative Instruments and Hedging Activities), as amended by FAS 137 and FAS 138.

Derivative financial instruments used for hedging purposes

The majority of the derivative transactions carried out by DEPFA Group are for the purpose of reducing risk. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options and foreign exchange forwards.

Most of these derivatives are accounted for as one-to-one or portfolio hedges under US-GAAP in accordance with the provisions of FAS 133. All derivative transactions are accounted for at fair value.

Derivatives hedging the market value of assets or liabilities are accounted for as fair value hedges and derivatives hedging estimated future cash flows are accounted for as cash flow hedges.

Cash flows arising from net interest on a hedging derivative are recognised in the same way as the net interest income from the underlying hedged transaction. Accruals are recorded under accrued interest and prepaid expenses or deferred interest and deferred income, respectively.

Fair value hedge

Changes in the market value of derivatives are recorded in the trading result in the profit and loss account together with the market value changes relating to the hedged risk of the underlying transaction. Hedge ineffectiveness is reported in the trading result.

Cash flow hedge

The derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods in which the forecasted transaction affects earnings. Hedge ineffectiveness is recorded in the trading result.

If a hedging relationship ceases to be effective or is terminated due to the sale of the underlying transaction or derivative, the adjustment to the book value of the underlying transaction is amortised to interest over the remaining life of the underlying.

Derivative financial instruments classified as part of the trading portfolio

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under US-GAAP. These derivatives are accounted for as part of the trading portfolio, and are carried at fair value, with any gains or losses recorded in the profit and loss account, and recognised under other assets or liabilities. Interest income and expenditure on these derivatives is recorded in the trading result.

Equity Participations

FAS 115 does not apply to equity participations held by the Group as these participations are not listed on any exchange. Equity participations are valued at cost.

Intangible assets

– Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share in net assets at the date of acquisition.

Goodwill arising on acquisitions is capitalised as an intangible asset and tested for impairment at least once a year.

– Costs of developing computer software

DEPFA developed proprietary software which is capitalised in accordance with SOP 98-1. Expenditure on project development is capitalised and amortised on a straight line basis over the estimated useful life of such software. Development costs of proprietary computer software are recorded as intangible assets.

Property and equipment

Property and equipment are stated at the cost of acquisition or construction, less depreciation. Property and equipment are depreciated over the estimated useful lives. The estimated useful lives of property and equipment are set out below:

	Estimated useful life, in years
Buildings	25–50
IT equipment	3
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

The useful life of an asset is determined by taking into account the physical life of the asset, technical obsolescence and other factors. Fixed assets are also reviewed for impairment. Leasehold improvements are depreciated over the shorter of the term of the lease (taking into account extension options) or their useful life.

Subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Assets are recorded as property and equipment where they are used in the Group's operating business. Property and equipment used for rental purposes are recorded as other assets.

Leasing

DEPFA's lease contracts are accounted for in accordance with the economic risks and rewards implicit in the lease. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the Bank as rental expense.

Foreclosed assets

Property foreclosed on foot of loan agreements is intended for sale and is reported under other assets (foreclosed assets). It is carried at the lower of cost or fair value, less costs expected to be incurred upon the sale. Fair value is determined by a certified independent expert on the basis of a fully-capitalised earnings value. Income and expenditure relating to such properties are reported in the profit and loss account. These assets have been disposed of as part of the group reorganisation and, therefore, all income and expenditure is recorded in discontinued operations.

Land in the property portfolio

Properties or participations in special purpose companies, which were intended to be sold in the short term, were included in a separate portfolio (referred to as the 'asset pool'), and reported under other assets. The asset pool was completely disposed of as part of the group reorganisation with the exception of one property with a residual book value of € 709,000. The results of this disposal are included in the profit and loss account in discontinued operations.

Financing costs

Financing costs for fixed assets are capitalised in accordance with the requirements of FAS 34 for the period in which assets are produced.

Liabilities

Liabilities are stated at amortised cost. The difference between this amount and the nominal value is amortised or accreted over the life of the instrument and recorded as interest expense. Registered securities are reported with bearer debentures under debt securities in issue. Liabilities from short sales of securities are valued at fair value and recorded under other liabilities.

Provisions for commitments

Provisions are made for commitments to third parties if utilisation of the commitment is probable and the anticipated amount can be reasonably estimated.

Provisions for pensions and similar obligations

DEPFA BANK operates two types of pension schemes – defined benefit schemes and defined contribution schemes. The costs of the defined contribution schemes are charged to the profit and loss account in the period in which they are incurred. DEPFA provides for its obligations under the defined benefit pension scheme at the year end. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment and on the total pensionable years' service within the Group at the time of retirement.

The provision for pensions and similar obligations is valued on the basis of the projected unit credit method. Profit and loss account charges include the present value of pension benefits earned in the financial year and the imputed interest charge on benefits earned at the end of the previous year.

Deferred taxes

Deferred taxes are recorded for temporary differences between the carrying amounts of individual assets and liabilities for financial reporting purposes and those for tax reporting purposes. Deferred tax liabilities are recorded for differences which, when reversed at a later date, will result in a higher tax charge. Deferred tax assets are recorded for those differences which, when reversed, will result in a tax credit. In addition, deferred tax assets are created for losses carried forward for tax purposes. The value of deferred tax assets is reviewed on a regular basis and valuation allowances are made, if applicable.

Deferred taxes are calculated at the local tax rates which are currently expected to apply when the difference reverses. Deferred taxes are adjusted in the event of a legally promulgated change in tax rates.

Currency translation

Assets and liabilities denominated in foreign currencies are valued at the appropriate spot or forward rate of exchange ruling at the balance sheet date. Profits and losses arising from these translations are included in the profit and loss account in other income and expenses.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated into euro. Balance sheet amounts are translated at the exchange rates ruling on the balance sheet date, and the income and expenditure amounts are translated at the average exchange rate for the year. Translation differences arising on the net investment in these foreign subsidiaries are recorded in other comprehensive income.

Earnings per share

Earnings per share is determined in accordance with FAS 128. As described above, on 15 March 2002, 98.06 % of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35,301,972 shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control and the Group accounts for all periods presented has been restated to reflect this new capital structure. Accordingly, the weighted average number of shares outstanding for 2002 and the comparative period has also been calculated based on the new capital structure.

The effects of rights which may be exchanged for equity are taken into account in determining diluted earnings per share. Earnings per share from continuing operations is presented separately.

The impact of the first-time application of new accounting standards on the earnings per share ratio is presented separately.

Estimates

Certain estimates and assumptions are made in the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates.

New accounting standards adopted in 2002

FAS 141 and 142: Effective January 1, 2002, the Group adopted FAS No. 141, "Business Combinations" ("FAS 141") and FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of FAS 141 and FAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of FAS 142, as of January 1, 2002, the Group discontinued the amortisation of goodwill. The total value of goodwill at the year end amounted to € 5 million.

FAS 143: Accounting for Asset Retirement Obligations.
This standard was issued in June 2001 and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalised cost recognised as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. The provisions of FAS No. 143 are required to be implemented effective June 15, 2002.

FAS 144: Effective January 1, 2002, the Group adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supersedes FAS Statement No. 121, *"Accounting for the Impairment of Long-Lived Assets* and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This Statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The Group adopted FAS 144 during the financial year and applied it to the accounting for the Group re-organisation. (See result from discontinued operations in the profit and loss account and related notes.)

FAS 145: "Rescission of FAS Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002" was issued in April 2002.
Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax. Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale-leaseback transactions.
Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions. The application of FAS 145 is required for all transactions occurring after May 15, 2002.

New accounting principles under US-GAAP which will be effective for next year

FAS 146: In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. FAS 146 replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

FIN 45: In November 2002, the FASB issued FAS Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its guarantee obligations. FIN 45 also requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the consolidated financial statements.

FIN 46: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity's expected losses, or receive the majority of the entity's expected residual gains, or both. Securitisation vehicles that are qualifying special purpose entities under FAS 140 are excluded from the new rule and remain unconsolidated. The Interpretation is effective immediately for entities established after January 31, 2003, and is effective July 1, 2003, for entities created before February 1, 2003. The Group is evaluating the effect, if any, that the adoption of FIN 46 will have on the consolidated financial statements. FIN 46 requires transitional disclosures where it is reasonably possible that the Group will have to consolidate or disclose information about certain entities when this Interpretation becomes effective. No such disclosures are considered necessary.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

€ m	31 Dec. 2002	31 Dec. 2001
Cash on hand	–	1
Balances with central banks	645	1,359
Total	**645**	**1,360**

Drawing restrictions of € 415 million (2001: € 475 million) apply to minimum reserve obligations.

(2) Loans and advances to banks

€ m	31 Dec. 2002	31 Dec. 2001
Public sector loans	6,164	6,391
Property loans	–	4
Other loans and advances	7,093	7,643
Net deferred items	24	2
– of which premiums	24	14
– of which discounts	–	–12
Total	**13,281**	**14,040**
Of which repayable on demand	797	2,681

Other loans and advances to banks include term deposits of € 4,373 million (2001: € 4,196 million) and accounts receivable from reverse repo transactions of € 253 million (2001: € 574 million). Net deferred items are amortised over the term of the respective loan, through net interest income.

Included within advances to banks is € 7 million (2001: € nil) in restricted assets held by the DEPFA BANK plc Deferred Stock Trust for the purchase of shares due to employees under the share scheme (see note 20)

(3) Loans and advances to customers

€ m	31 Dec. 2002	31 Dec. 2001
Public sector loans	53,008	55,220
Property loans	5,787	26,050
Other loans and advances	1,019	958
Net deferred items	92	–28
– of which premiums	118	163
– of which discounts	–26	–191
Less provision for loan losses	–142	–801
Total	**59,764**	**81,399**

Other loans and advances to customers include term deposits of € 148 million (2001: € 206 million). Net deferred items are amortised over the term of the respective loans, through net interest income.

The Group has entered into an agreement with Aareal Bank AG whereby the above property loans will be sold to Aareal Bank AG. It is expected that € 1.2 billion of these loans will be disposed of under this agreement in 2003, and, therefore, represent assets for sale as defined in FAS 144. The Group has also entered into a guarantee agreement with Aareal Bank AG in respect of certain of these property loans.

Securitisation

Prior to the de-merger, the credit risk inherent in four property loan sub-portfolios was transferred via credit derivatives, by means of the following synthetic securitisation transactions:

Transaction	Year	Original Transaction Participants of DEPFA
Global Hotel One Limited	2001	DEPFA Deutsche Pfandbriefbank AG, Aareal Bank AG, Aareal-Bank France S.A.
ProvideHome 2001-1	2001	Aareal Bank AG
MedHome 2001	2001	DEPFA Deutsche Pfandbriefbank AG
ProvideHome 2002-1	2002	DEPFA Deutsche Pfandbriefbank AG

The loans related to the first two securitisations, Global Hotel One Limited and Provide Home 2001-1, were disposed of as part of the group reorganisation.

At the balance sheet date, the loans recorded on the group balance sheet in respect of the two remaining transactions amounted to € 1.975 billion, of which MedHome 2001 accounted for € 475.0 million and ProvideHome 2002-1 for € 1.5 billion. The loans relating to these portfolios are accounted for in the balance sheet of the Group.

(4) Provision for loan losses

Provisions for loan losses in the on-balance sheet lending business amount to:

€ m	Specific loan loss provisions		General loan loss provisions		Total	
	2002	2001	2002	2001	2002	2001
Balance at 1 Jan.	**728**	**663**	**73**	**70**	**801**	**733**
Additions						
Provisions for loan losses charged to the profit and loss account	–	182	–	3	–	185
Reductions						
Transfers as part of the spin-off	–491	–	–70	–	–561	–
Charge-offs	–95	–51	–	–	–95	–51
Recoveries	–	–66	–3	–	–3	–66
Balance at 31 Dec.	**142**	**728**	**–**	**73**	**142**	**801**

No loan loss provisions were created in respect of other credit commitments (2001: € 5 million) or for country risks (2001: nil).

As a result of guarantees from Aareal Bank AG, the Bank is refunded the interest refinancing expense, independent of payments made by customers. As a result, there is no interest income lost from non-interest earning loans. The book value of non-interest earning loans amounted to € 66 million in 2001.

Impaired loans are analysed as follows:

€ m	31 Dec. 2002	31 Dec. 2001
Loans in respect of which provisions for loan losses were set aside	815	2,218
Impaired loans in respect of which no provisions for loan losses were set aside	–	68
Total	**815**	**2,286**
Provisions for loan losses on impaired loans	142	728
Annual average of impaired loans	1,551	2,011
Interest income recognised on impaired loans during the year	8	22

(5) Debt securities and other fixed income securities

Securities are classified as:

€ m	31 Dec 2002	31 Dec 2001
Held to maturity	59	152
Available for sale	63,925	73,814
Trading	582	421
Total	**64,566**	**74,387**

Revenue from the sale of available for sale securities amounted to € 23,213 million (2001: € 7,940 million) of which realised profits account for € 8 million (2001: € 96 million) and realised losses account for € 10 million (2001: € 27 million).

Unrealised losses on trading securities amounted to € nil (2001: € 3 million).

Held to maturity securities with a book value of € 39 million were transferred to the available for sale portfolio and held to maturity securities with a book value of € 11 million were sold, both due to a deterioration in the credit worthiness of the issuers. These transactions resulted in realised losses of € 6 million.

Maturity Profile

The following schedule presents the contractual maturity profile of debt securities at the year-end. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to early termination or repayment of the security.

€ m	Book value	Market value
Trading		
Due within one year	402	402
Due within 1–5 years	108	108
Due within 5–10 years	14	14
Due after 10 years	58	58
Total	**582**	**582**
Available for sale		
Due within one year	7,689	7,689
Due within 1–5 years	15,681	15,681
Due within 5–10 years	18,830	18,830
Due after 10 years	21,725	21,725
Total	**63,925**	**63,925**
Held to maturity		
Due within one year	–	–
Due within 1–5 years	33	33
Due within 5–10 years	26	26
Due after 10 years	–	–
Total	**59**	**59**

Amortised cost, fair value and unrealised gains and losses from the Group's debt securities and other fixed interest securities are presented in the following table:

€ m	31 Dec. 2002				31 Dec. 2001			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Held to Maturity								
Government and other public sector bonds	59	–	–	59	152	1	7	146
Total	**59**	**–**	**–**	**59**	**152**	**1**	**7**	**146**
Available for Sale								
Government and other public sector bonds	21,745	2,259	4	24,000	38,185	587	103	38,669
Local government bonds	22,801	1,396	8	24,189	19,220	159	59	19,320
Corporate bonds	1,629	143	1	1,771	1,425	4	23	1,406
Other bonds and notes	13,340	636	11	13,965	14,411	48	40	14,419
Total	**59,515**	**4,434**	**24**	**63,925**	**73,241**	**798**	**225**	**73,814**
Trading								
Government and other public sector bonds	582	1	1	582	334	–	–	334
Local government bonds	–	–	–	–	87	–	–	87
Total	**582**	**1**	**1**	**582**	**421**	**–**	**–**	**421**
Total	**60,156**	**4,435**	**25**	**64,566**	**73,814**	**799**	**232**	**74,381**

The movement in debt securities held to maturity during the financial year was as follows:

€ m	Book value
At 1 January 2002	**152**
Exchange rate fluctuations	–23
Additions	35
Disposals	–11
Redemptions and maturities	–59
Reclassification	–39
Results from disposals	–
Amortisation of premiums/discounts	4
At 31 December 2002	**59**

Repurchase agreements and pledges

As at 31 December 2002, debt securities and other fixed-income securities included securities sold under repurchase agreements with a book value of € 26.3 billion (2001: € 10.2 billion), of which € 2.4 billion were attributable to securities pledged to central banks (2001: € 5.8 billion) and € 23.9 billion (2001: € 4.4 billion) to securities sold under repurchase agreements with non-central banks.

(6) Equities and other non-fixed income securities

Amortised cost, fair value and unrealised gains and losses on equities and other non fixed-income securities are presented in the following table:

€ m	31 Dec. 2002				31 Dec. 2001			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Trading	1	–	–	1	–	–	–	–
Available for sale	22	–	–	22	315	14	33	296
Total	**23**	**–**	**–**	**23**	**315**	**14**	**33**	**296**
– of which negotiable on the stock exchange				1				296
– of which listed on the stock exchange				1				296

These securities have no fixed final maturity.

(7) Equity participations

€ m	Cost					Depreciation		Book value	
	1 Jan. 2002	Additions	Disposals	Transfers	31 Dec. 2002	Current year	Accumulated	31 Dec. 2002	31 Dec. 2001
Shares in affiliated companies	85	–	85	–	–	–	–	–	42
Equity participations	82	–	73	–	9	1	2	7	79
of which valued at equity € nil (2001: € 45 million)									
Equity Participations	**167**	**–**	**158**	**–**	**9**	**1**	**2**	**7**	**121**

(8) Intangible assets

€ m	Cost					Amortisation charge		Book value	
	1 Jan. 2002	Additions	Disposals	Transfers	31 Dec. 2002	Current year	Accumu-lated	31 Dec. 2002	31 Dec. 2001
Intangible assets	26	–	25	–	1	–	1	–	14
Goodwill	66	5	66	–	5	–	–	5	39
Intangible assets	**92**	**5**	**91**	**–**	**6**	**–**	**1**	**5**	**53**

(9) Property and equipment

Property and equipment includes land and buildings and fixtures and fittings used by the Group in whole or in part.

€ m	Cost					Depreciation charge		Book value	
	1 Jan. 2002	Additions	Disposals	Transfers	31 Dec. 2002	Current year	Accumu-lated	31 Dec. 2002	31 Dec. 2001
Land and property	157	–	157	–	–	1	–	–	112
Fixtures and fittings	177	9	163	–	23	5	8	15	53
– of which leased items € nil (2001: € 6 m)									
Property and equipment	**334**	**9**	**320**	**–**	**23**	**6**	**8**	**15**	**165**

(10) Other assets

This item comprises:

€ m	31 Dec. 2002	31 Dec. 2001
Derivatives with positive market values	2,882	1,954
Foreclosed assets	3	189
Property earmarked for sale (asset pool)	1	635
Deferred tax assets	–	4
Other assets	234	386
Total	**3,120**	**3,168**

Properties or participations in special purpose companies which were intended to be sold in the short term were included in a separate asset pool in other assets as at 31 December 2001. With the exception of one property with a book value of € 1 million this asset pool was disposed of as part of the Group re-organisation in 2002. The result of this disposal is recorded under result from discontinued operations.

Foreclosed assets were disposed of as part of the group re-organisation and profits/(losses) on disposal are included in the result from discontinued operations.

(11) Accrued interest receivable, deferred interest, and prepaid expenses

€ m	31 Dec. 2002	31 Dec. 2001
Accrued interest	4,420	5,551
Deferred interest and prepaid expenses	1	359
Total	**4,421**	**5,910**

(12) Liabilities to banks

€ m	31 Dec. 2002	31 Dec. 2001
Deposits	8,929	17,574
Other liabilities	27,848	33,838
Net deferred items	–3	–9
Total	**36,774**	**51,403**
Of which repayable on demand	1,399	5,964

Deposits include term deposits of € 7,918 million (2001: € 17,027 million).

Other liabilities mainly include borrowings under repurchase transactions of € 26.3 billion, other loans, and other liabilities arising from syndicated and lending transactions.

(13) Liabilities to customers

€ m	31 Dec. 2002	31 Dec. 2001
Deposits	2,180	12,844
Savings deposits		
with agreed notice period of three months	–	4
with agreed notice period of more than three months	–	4
Other liabilities	1,373	3,129
Net deferred items	1	–1
Total	**3,554**	**15,980**
of which due on demand	4	3,590

Deposits include term deposits of € 650 million (2001: € 9,526 million).

Other liabilities mainly include other liabilities from issuing and lending activities.

(14) Debt securities in issue

€ m	31 Dec. 2002	31 Dec. 2001
Debt securities issued		
Public sector mortgage bonds (Pfandbriefe)	58,222	54,830
Interest rates between 1.50% and 8.25%, maturity until 2035		
– including registered public sector mortgage bonds € 2,519 (2001: € 2,924)		
Other mortgage bonds	2,238	4,237
Interest rates between 2.75% and 8.25%, maturity until 2011		
– including registered mortgage bonds € 1,807 (2001: € 2,113)		
Other debt securities	9,103	17,605
Interest rates between 0.01% and 16.0%, maturity until 2035		
Money market securities	20,351	22,133
– interest rates between 0.03% and 3.89%, maturity until 2003		
Net deferred items	–289	–257
Total	**89,625**	**98,548**

Interest rates and times to maturity are those applicable at 31 December 2002.

The remaining times to maturity of debt securities in issue comprise:

€ m	31 Dec. 2002	31 Dec. 2001
Residual maturity		
Less than 3 Months	25,026	22,242
3 months–1 year	9,316	10,970
1–2 years	9,009	9,668
2–3 years	8,263	10,153
3–4 years	4,907	9,355
4–5 years	6,673	11,154
> 5 years	26,720	25,263

At the balance sheet date, restricted assets of a nominal value of € 59 billion (2001: € 60.6 billion) were entered on the trustee register as collateral for Pfandbriefe. Repurchased own issues with a nominal value of € 1.1 billion (2001: € 3.2 billion) are deducted from the issued volume.

(15) Other liabilities

This item comprises:

€ m	31 Dec. 2002	31 Dec. 2001
Derivatives with negative market values	7,837	3,997
Other liabilities	768	592
Total	**8,605**	**4,589**

Other liabilities mainly include liabilities from short positions, outstanding taxes not related to income, and trade creditors.

(16) Accrued interest payable, deferred interest, and deferred income

This item comprises:

€ m	31 Dec. 2002	31 Dec. 2001
Accrued interest	4,438	5,383
Deferred interest and deferred income	314	258
Total	**4,752**	**5,641**

(17) Provisions

€ m	31 Dec. 2002	31 Dec. 2001
Provisions for pensions and similar obligations	48	121
Tax provisions and deferred taxes	145	78
Other provisions	40	173
Total	**233**	**372**

Provisions for pensions and similar obligations

The Group operates a number of pension schemes. The schemes include defined benefit as well as defined contribution schemes. Pension provisions were set up for defined benefit schemes.

Pension commitments relate to commitments resulting from the company agreement on an employee pension scheme and, in individual cases, to special agreements with executive members of the company which are covered by provisions.

The defined benefit calculations are based on a discount rate of 5.5 % (2001: 6.0 %), an average salary increase rate of 2.5 % (2001: 2.5 %) and a periodic adjustment of 2.0 % (2001: 2.5 %) as well as an inflation rate of 2.0 % (2001: 2.0 %). Actuarial calculations are performed annually. The calculations are carried out using the Heubeck tables of 1998.

Composition of pension expenditure:

€ m	2002	2001
Service cost (expenditure for benefits earned during the year)	1	3
Interest cost (imputed interest expenditure on benefits already earned)	3	7
Redemption of transition balance from the first time adoption FAS 87	1	2
Pension expenditure	**5**	**12**

The actuarial value of the pension obligations developed as follows:

€ m	2002	2001
Present benefit obligation (present value of benefits taking future salary increases into account) as at 1 January	**128**	**120**
Service cost (expenditure for benefits earned during the year)	1	3
Interest cost (imputed interest expenditure on benefits already earned)	3	7
Reduction in obligation from disposal of group companies	–78	–
Adjustment due to unrealised actuarial losses	–	4
Benefit payments	–3	–6
Present benefit obligation as at 31 December	**51**	**128**

Under US-GAAP regulations the present benefit obligation is not identical with the provisions reported on the balance sheet.

There are no charges on individual assets to cover pension obligations.

Tax provisions and deferred taxes

The Group's income taxes refer to Ireland, Germany and other countries as follows:

€ m	2002	2001
Current taxes		
Ireland	1	5
Germany	98	30
Other countries	–	30
Deferred taxes		
Ireland	2	–
Germany	22	31
Other countries	22	–
Total	**145**	**96**

The table below discloses a reconciliation between the charge in the profit and loss account and the tax which would arise on net income from continuing operations if it were taxed at the Group's standard rate of tax of 40.1 % (2001: 40.1 %). The Group's standard rate of tax is based on the current applicable overall tax rate in Germany.

€ m	2002	2001
Net income before taxes	307	224
Taxes on net income before taxes	123	90
Effect of different tax rates in Germany (income taxes)	−24	7
Effect of different tax rates in other countries (income taxes)	−38	−35
Provisions for deffered taxes	25	−9
Effect of different tax rates in other countries (deffered taxes)	−27	3
Actual income taxes reported in the profit and loss account	**59**	**56**

No loss carry forwards were taken into account in the determination of deferred tax assets (2001: € 127 million).

The deferred tax assets and/or deferred tax liabilities result from different valuation principles for tax purposes for the following balance sheet items:

€ m	2002	2001
Loans and advances	19	71
Securities	–	64
Equity participations	–	3
Property and equipment	–	8
Derivatives	514	26
Other assets	–	16
Interest deferral, and prepaid expenses	–	5
Liabilities	–	1
Debt securities in issue	18	9
Pension provisions	3	40
Other provisions	23	28
Interest deferral, and deferred income	–	8
Deferred tax assets	**577**	**279**
Loans and advances	98	94
Securities	497	82
Equity participations	–	50
Property and equipment	–	17
Derivatives	24	24
Intangible assets	–	3
Other assets	–	18
Interest deferral, and prepaid expenses	–	4
Other provisions	2	5
Other liabilities	2	7
Deferred tax liabilities	**623**	**304**

After setting off claims and liabilities to the same tax authority deferred tax assets and deferred tax liabilities are recorded as follows:

€ m	31 Dec. 2002	31 Dec. 2001
Deferred tax assets	–	4
Deferred tax liabilities	46	31

Other provisions

€ m	31 Dec. 2002	31 Dec. 2001
For administrative expenditure	37	167
In the lending business	3	6
Total	**40**	**173**

(18) Hybrid capital

Hybrid capital comprises subordinated liabilities and profit-participation certificates which from a regulatory perspective are considered quasi-equity. However, these items are accounted for as liabilities rather than shareholders' equity. Hybrid capital comprises the following:

€ m	31 Dec. 2002	31 Dec. 2001
Subordinated liabilities	63	552
Profit-participation certificates	863	936
Contributions by silent partners	–	51
Total	**926**	**1,539**

Subordinated liabilities

At the balance sheet date, subordinated liabilities comprised the following:



Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1993	10	DEPFA Deutsche Pfandbriefbank AG	DM	6.75	10 Feb. 2003
1993	53	DEPFA Deutsche Pfandbriefbank AG	DM	7.25	07 Jan. 2003

In the event of insolvency or liquidation, the subordinated principal and interest on the bonds shall be paid back only after satisfaction of all creditors who are not subordinated. Liabilities from the bonds may not be offset against other claims. Neither the bondholder nor the Group is entitled to terminate the bonds prior to maturity. Interest expenditure on subordinated liabilities amounted to € 15 million.

Repurchased subordinated own debt securities amounting to € 1 million (2001: € 2 million) are recognised under hybrid capital in the balance sheet.

Profit-participation certificates

The profit participation certificates qualify as Tier 2 regulatory capital under Central Bank of Ireland regulations. They consist of the following issues:



Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1986	102	DEPFA Deutsche Pfandbriefbank AG	DM	7.50	31 Dec. 2010
1994	256	DEPFA Deutsche Pfandbriefbank AG	DM	6.50	31 Dec. 2008
1996	383	DEPFA Deutsche Pfandbriefbank AG	DM	7.65	31 Dec. 2011
2000	122	DEPFA Deutsche Pfandbriefbank AG	€	7.44–7.82	from 31 Dec. 2009

Interest expenditure on participation certificates amounted to € 63 million.

Contributions by silent partners

The former subsidiary Aareal Bank AG recorded a silent contribution of € 51 million. The silent partner received a profit distribution of 2 % which is included in discontinued operations in the profit and loss account. This silent contribution was disposed of as a part of the group re-organisation. Expenses arising from this silent contribution are also included in results from discontinued operations.

(19) Minority interest

€ m	31 Dec. 2002	31 Dec. 2001
Preference Share Capital	220	470
Minority interest in group equity	22	144
Total	**242**	**614**

On 15 March 2002, 98.06% of the shareholders of the then parent company of the Group, DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange created a minority interest of 1.94% in DEPFA Deutsche Pfandbriefbank AG. The Group accounts for all periods presented have been restated to reflect this minority interest.

During the financial year the group increased its shareholding in DEPFA Deutsche Pfandbriefbank AG to 98.25% reducing the minority interest to 1.75%. The group also increased its shareholding in DEPFA Investment Bank Limited from 60% to 100%.

An indirectly held subsidiary DEPFA Bank Capital Funding LLC was disposed of as part of the group re-organisation. This resulted in the disposal of minority interest amounting to € 250 million.

The aggregate expenditure from interest payments on the preference shares issued by DEPFA Group excluding Aareal Bank AG amounted to € 11 million.

(20) Equity

Authorised Capital

The total authorised share capital of DEPFA BANK plc is € 130,000,002 divided into 43,333,334 ordinary shares of € 3 each. At 31 December 2002, the issued capital of DEPFA BANK plc amounted to € 106 million. It consists of 35,301,972 unit shares, which each carry one vote.

On 16th December 2002 DEPFA BANK plc established a trust in favour of the Group employees as part of the deferred stock plan of the DEPFA BANK Incentive Compensation Programme (the "Scheme"). On 31 December 2002 the trustee of the Scheme held 264,571 shares on behalf of the Group employees.

At 31 December 2002 DEPFA Holding Verwaltungsgesellschaft mit beschränkter Haftung, Frankfurt/Main, had a shareholding of 40.8% in DEPFA BANK plc.

Dividend payments

DEPFA BANK plc will make a dividend payment of € 1.00 per share in the first half of 2003.

Purchase of treasury shares

In October 2001, 361,639 treasury shares in the then parent of the group, DEPFA Deutsche Pfandbriefbank AG, were purchased at an average price of € 63.78 per share. The nominal amount of issued share capital attributable to such treasury shares amounts to € 1,084,917. In January 2002 all these 361,639 treasury shares were sold at an average price of € 64.10 per share. The resultant gain of € 115,724 is recorded as an adjustment to equity.

Incentive Compensation Programme

During the financial year, the Group established an Incentive Compensation Programme under which the Compensation Committee would be entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

The Programme authorises the granting of restricted shares to be held by a Trust, formed solely for the purpose of acquiring such shares, until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc which will vest three years from the date of the award.

As of 31 December 2002 the Group had not awarded any restricted shares under the plan. In February 2003, 452,100 restricted shares were issued to employees and Directors with a weighted average grant date fair value of € 18,310,044. The weighted average grant date fair value of restricted stock has been determined by reference to the market price of the award on the date it was granted. Since the awards were granted subsequent to year-end no compensation cost has been recognised in the period ended 31 December 2002. Compensation cost in the amount of € 18,310,044 will be recognised over the vesting period of the awards, subject to future forfeitures or additional awards.

In conjunction with the formation of the Incentive Compensation Programme the Group established a Trust that will be used to purchase shares of DEPFA BANK plc with funds provided by the Group (see authorised capital above). Shares purchased will be held for the benefit of employees until the satisfaction of the associated vesting requirements. The old long-term incentive plan ceased in June 2001.

Retained earnings

€ m	31 Dec. 2002	31 Dec. 2001
1 January	**1,750**	**1,530**
Creation of minority interest by share exchange	–	–35
Group net income	–566	291
Spin off of Aareal Bank AG	–639	–
Dividends	–42	–36
31 December	**503**	**1,750**

Components of other comprehensive income

The components of other comprehensive income are as follows:

€ m	2002			2001		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
Effects from marking securities to market						
Changes in unrealised gains/losses	82	–19	63	288	–96	192
Realised gain/loss	2	–10	–8	–69	17	–52
Total gain/loss	84	–29	55	219	–79	140
Gain/Loss from derivatives	49	–19	30	–30	11	–19
Difference from currency translation	–14	–	–14	–1	–	–1
Effects from Spin-Off of Aareal Bank AG						
Changes in unrealised gains/losses on securities	124	–50	74	–	–	–
Changes in gains/loss from derivatives	25	–10	15	–	–	–
Effects from first-time application of FAS 133	–	–	–	–136	51	–85
Total	**268**	**–108**	**160**	**52**	**–17**	**35**

The unrealised gain/(loss) on cash flow hedges is transferred to the profit and loss account when the cash flow from the underlying transaction affects the profit and loss account. During the next 12 months, € 10 million (2001: € 11 million) are expected to be transferred from other comprehensive income to the profit and loss account.

(21) Residual maturity of assets and liabilities

Items as at 31 Dec. 2002	Residual maturity					
	Up to 3 months €m	Between 3 months and 1 year €m	Maturing in the following year €m	Between 1 year and 5 years €m	More than five years €m	Total €m
Loans and advances to banks	4,250	4,019		3,214	1,798	13,281
Loans and advances to customers	5,047	9,072		23,448	22,197	59,764
Debt securities and other fixed-income securities			8,091	15,822	40,653	64,566
Liabilities to banks	26,795	9,305		37	637	36,774
Liabilities to customers	2,470	691		107	286	3,554
Debt securities in issue						
Debt securities issued			13,933	28,731	26,610	69,274
Money market securities in issue	17,444	2,907		–	–	20,351

(22) Assets and liabilities in foreign currency

At the balance sheet date, the total amount of assets denominated in foreign currency amounted to the equivalent of € 60.1 billion, and liabilities denominated in foreign currency amounted to the equivalent of € 58.1 billion. The difference was almost entirely covered by forward foreign exchange transactions and currency swaps.

(C) Notes to the Group profit and loss account

Continuing and discontinued operations

The re-organisation of DEPFA Group included the transfer of certain assets and operating entities to Aareal Bank AG and the disposal of Aareal Bank AG to the Group's shareholders. The income and expenses arising from these assets and operations up to their disposal date and the loss/impairment on disposal are included in the Group's profit and loss account but separately disclosed as relating to discontinued operations. The tax effects of these results are also disclosed within discontinued operations. The Group entered into an agreement for the sale of all residual property loans to Aareal Bank AG in the future. The income and expenses arising from loans expected to be sold in 2003 are included in discontinued operations. In accordance with FAS 144 the income and expenses relating to loans which will be sold in 2004 and afterwards are accounted for as continuing operations.

Discontinued assets and operations include the following:

1. Aareal Bank AG and subsidiaries (including all assets transferred from DEPFA Deutsche Pfandbriefbank AG to Aareal Bank AG prior to the spin off).
2. Properties (foreclosed assets and the headquarters in Wiesbaden), property loans and related derivatives and property subsidiaries of DEPFA Deutsche Pfandbriefbank AG, transferred to third parties during 2002 and to Aareal Bank AG post the spin-off date.
3. Property loans with a nominal amount of € 1,180 million which will be sold to Aareal Bank AG by end of 2003.

The comparatives disclose the profit/loss relating to the above as discontinued operations. No other discontinued operations existed in the prior year.

All other profit and loss items relate to continuing operations.

(23) Net interest income

€ m	2002	2001
Interest income from public finance	3,270	3,458
Interest income from other lending business and money market transactions including property finance	276	481
Interest income from fixed-income securities	2,831	2,876
Total Interest Income	**6,377**	**6,815**
Interest expenditure for		
Pfandbriefe (asset-covered bonds)	3,148	3,194
Other debt securities	517	707
Borrowings	87	68
Hybrid capital	78	83
Other banking transactions	2,249	2,504
Total Interest Expense	**6,079**	**6,556**
Total	**298**	**259**

Substantially all of the net interest earned (interest income from property finance net of funding costs) on the property loans which are included in continuing operations (see above) is transferred to Aareal Bank AG under the Guarantee Agreement.

(24) Net commission income

€ m	2002	2001
Commission income from banking transactions	36	35
Commission expenditure from banking transactions	–5	–31
Other commission income	6	–
Other commission expenditure	–5	–1
Total	**32**	**3**

(25) Income from sale of assets

Income from sale of assets reflects income from the sale of non-trading book financial assets. This income was included in other income and expenses in previous years. The comparatives have been restated accordingly.

(26) Trading result

The trading result is attributable to securities trading, and to the valuation of derivative financial instruments and net interest on trading derivatives. This includes changes in the market value of derivatives positions that do not meet the strict requirements of hedge accounting. The trading result also includes the ineffective portions of fair value hedges amounting to € 1 million (2001: € 4 million), and of cash flow hedges amounting to € 6 million (2001: € 1 million).

€ m	2002	2001
Securities trading result	-1	30
Valuation of derivatives/FAS 133	-7	19
Net interest on trading derivatives	-13	-8
Total	**-21**	**41**

(27) Other income

€ m	2002	2001
Income from the sale of equity participations	–	31
Other operating income	2	6
Total	**2**	**37**

(28) General administrative expenses

€ m	2002	2001
Personnel expenditure		
Wages and salaries	46	53
Social security costs	10	8
– of which for pension provisions € 8 million (2001: € 7 million)		
Other administrative expenditure	35	25
Total	**91**	**86**

(29) Other expenditure

€ m	2002	2001
Write-down of equity participations	–	1
Other taxes	–	1
Other operating expenses	6	4
Total	**6**	**6**

(30) Income taxes

Please refer to the explanation given for Tax provisions and deferred taxes (Note 17) in the Notes to the Group accounts.

(31) Minority interest

Minority interest income in continuing operations represents the net income attributable to the minority shareholders of DEPFA Deutsche Pfandbriefbank AG, for the full year, the net income attributable to the minority shareholders of DEPFA Investment Bank Limited up to the date of purchase of their interest by the group and the interest payable on the Preference Share Capital of DEPFA Funding LLC.

The minority interest in the Preference Share Capital of the indirectly held subsidiary DEPFA Bank Capital Funding LLC was disposed of as part of the Group re-organisation. The expenditure from interest payments on this Preference Share Capital up to the date of disposal is included in the result from discontinued operations.

(32) Result from discontinued operations

Summarized financial information for the discontinued operations is as follows:

Result from discontinued operations €m	2002	2001
I. Operating result from discontinued operations:		
Net interest income	148	376
Other income	126	428
Total expenditure	−259	−610
Profit before tax	15	194
Tax	−25	−40
Profit/Loss after tax	−10	154
II. Profit/Loss on disposal of discontinued operations including impairment on spin-off of Aareal Bank shares:		
Profit	53	–
Loss	−866	–
Profit/Loss before tax	−813	–
Tax	21	–
Profit/Loss after tax	−792	–
III. Total result from discontinued operations:		
Profit/Loss before tax	−798	194
Tax	−4	−40
Profit/Loss after tax	−802	154

The following table sets out the carrying amounts as at 31 December 2001 of the major classes of assets and liabilities disposed of during the year as part of Discontinued Operations.

€ m	31 Dec. 2001
Loans and advances to banks	1,627
Loans and advances to customers	21,141
Debt securities and other fixed income securities	10,319
Liabilities to banks	8,449
Liabilities to customers	10,096
Debt securities in issue	8,361

As at 31 December 2002 the following balances relating to discontinued operations are recorded on the balance sheet:

€ m	31 Dec. 2002
Loans and advances to customers	1,180

(D) Reporting on financial instruments

US-GAAP essentially defines financial instruments as contracts which result in an obligation to deliver cash or a right to receive cash or the obligation or right to exchange financial instruments. This includes cash and balances with central banks and participating interests in other companies.

To reduce counterparty risk, the Group requires the provision of suitable collateral. Collateral essentially comprises liens on property, bank guarantees (including the guarantee from Aareal Bank AG) for property loans and securities collateral provided under securities repurchase transactions. Credit risks are also collateralised by means of suitable credit derivatives for securitisation and other transactions.

(33) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in a transaction between two independent and competent parties willing to enter into a corresponding transaction at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below, which are based on certain assumptions. For financial instruments that are traded in well-functioning markets, the price quoted on the market or exchange is used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method. In view of varying factors, the values calculated may differ from the values later realised in the market.

The procedures adopted to determine the fair values for different financial instruments are described as follows:
The fair value of cash and balances with central banks, accrued interest, assets and liabilities with a residual time to maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities equates to their book value or nominal value. Securities and derivatives in the trading portfolio are accounted for at fair value which is determined on a mark-to-market basis. The fair value of exchange-traded securities, derivatives and listed debt instruments is determined on the basis of quoted market prices. The fair values of all other receivables and liabilities are determined by discounting the expected future cash flows, using current interest rates.

Fair values of interest rate swaps, cross currency swaps and interest rate futures or forwards are determined on the basis of discounted expected future cash flows. For these purposes, the market interest rates are used over the remaining time to maturity of the financial instrument. The fair value of forward foreign exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted option pricing models. Futures are reported at current market prices.

Assets (€ m)	31 Dec. 2002		31 Dec. 2001	
	Book value	Fair value	Book value	Fair value
Cash and balances with central banks	645	645	1,360	1,360
Loans and advances to banks	13,281	13,407	14,040	14,166
Loans and advances to customers	59,764	63,025	81,399	84,384
Securities				
– Debt securities and other fixed-income securities	64,566	64,566	74,387	74,381
– Equities and other non-fixed income securities	23	23	296	296
Accrued interest	4,420	4,420	5,551	5,551

Shareholders' equity and liabilities (€ m)	31 Dec. 2002		31 Dec. 2001	
	Book value	Fair value	Book value	Fair value
Liabilities to banks and customers	40,328	41,033	67,383	69,189
Debt securities in issue	89,625	88,005	98,548	99,484
Hybrid capital	926	976	1,539	1,569
Accrued interest	4,438	4,438	5,383	5,383

Other items (€ m)	31 Dec. 2002		31 Dec. 2001	
	Book value	Fair value	Book value	Fair value
Derivatives				
– Derivatives with positive market values	2,882	2,882	1,955	1,955
– Derivatives with negative market values	7,837	7,837	3,997	3,997

(34) Risk concentration in the lending business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debt equally depends on the change in some overall economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's lending business focuses on public sector financing. The Group has discontinued its property business and as a result, no new property loans were made in 2002. The loan portfolio does not show any particular dependence to individual sectors. In addition, there are no material large exposures at 31 December 2002 resulting in a concentration of assets or liabilities. In addition to the property collateral, the loans in the property financing portfolio are either secured by credit default swaps (synthetic securitisations) or by bank guarantees (including the Aareal Bank AG guarantee).

The structure of the Group's total loan and money market portfolio at 31 December 2002 is as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	6,864	253	62	7,179
Companies and private individuals	6,757	–	–	6,757
Public authorities	59,172	–	–	59,172
Total	**72,793**	**253**	**62**	**73,108**

The structure of the Group's total loan and money market portfolio at 31 December 2001 is as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	13,466	574	–	14,040
Companies and private individuals	26,906	–	1,437	28,343
Public authorities	55,294	–	–	55,294
Total	**95,666**	**574**	**1,437**	**97,677**

(35) Derivative financial instruments

Derivatives are contracts or agreements whose values are determined on the basis of changes in interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. DEPFA uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into for the purposes of fair value and cash flow hedges, for hedging available for sale securities, loans extended, promissory note loans and debt securities in issue. Derivatives are also entered into, to a smaller extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group accounts.

Derivatives used by the Group include:
- Interest rate and currency swaps
- Interest rate futures, FRAs and interest rate options
- Forward foreign exchange contracts
- Credit default swaps

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged. Nominals are used solely to calculate the interest payments.

Cross currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract. The risks from cross currency swaps include the credit risk of OTC derivatives and the risk of changes in interest rates or exchange rates.

Interest rate options are contracts that allow the purchaser to receive consideration, enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by DEPFA include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The following table presents nominal amounts and on-balance sheet credit exposure of standardised derivatives and OTC derivatives as at each year-end. The total replacement cost of the derivatives represents its on-balance credit exposure. Replacement cost is calculated in line with market norms. The total replacement cost for all OTC derivatives reflects the worst case scenario for the credit risk: that is the assumption that all counterparties will default on their obligations simultaneously. Exchange traded derivatives are not included in replacement cost as in the event of the counterparty default, the exchange will assume the counterparty's obligation.

€ m	Nominal amounts 31 Dec. 2002	31 Dec. 2001	On-balance sheet credit exposure 31 Dec. 2002	31 Dec. 2001
Interest rate and currency swaps				
Trading	22,529	32,404	256	255
Non trading	124,634	149,894	2,310	1,614
Total	**147,163**	**182,298**	**2,566**	**1,869**
Interest rate futures and forward rate agreements				
Trading	2,403	50	–	–
Non trading	–	–	–	–
Total	**2,403**	**50**	**–**	**–**
Interest rate options purchased				
Trading	1,574	174	20	–
Non trading	26	–	1	–
Total	**1,600**	**174**	**21**	**–**
Interest rate options written				
Trading	788	–	1	–
Non trading	2,326	3,415	–	–
Total	**3,114**	**3,415**	**1**	**–**
Other interest rate contracts				
Trading	558	2,197	6	20
Non trading	6,853	5,562	196	9
Total	**7,411**	**7,759**	**202**	**29**
Forward foreign exchange contracts				
Trading	5,912	14,377	81	57
Non trading	–	–	–	-
Total	**5,912**	**14,377**	**81**	**57**
Credit derivatives				
Trading	4,309	–	11	–
Non trading	–	–	–	–
Total	**4,309**	**–**	**11**	**–**
Total	**171,912**	**208,073**	**2,882**	**1,955**

The following table discloses the maturity period of the derivatives at year end by product group:

€m 31 December 2002	Nominal amount Time to maturity <= 1 year	 1–5 years	 > 5 years	 Total
Interest rate and currency swaps	38,647	45,480	63,036	147,163
Interest rate futures and forward rate agreements	2,403	–	–	2,403
Interest rate options purchased	1,362	200	38	1,600
Interest rate options written	690	1,872	552	3,114
Other interest rate contracts	1,424	2,725	3,262	7,411
Foreign exchange forwards	5,912	–	–	5,912
Credit derivatives	306	1,011	2,992	4,309
Total	**50,744**	**51,288**	**69,880**	**171,912**

€m 31 December 2001	Nominal amount Time to maturity <= 1 year	 1–5 years	 > 5 years	 Total
Interest rate and currency swaps	48,732	61,782	71,784	182,298
Interest rate futures and forward rate agreements	50	–	–	50
Interest rate options purchased	51	123	–	174
Interest rate options written	662	1,110	1,643	3,415
Other interest rate contracts	2,477	2,255	3,027	7,759
Foreign exchange forwards	14,357	20	–	14,377
Total	**66,329**	**65,290**	**76,454**	**208,073**

The nominal amounts of derivatives give an indication of the volume of instruments primarily used by the Group. However, nominal values are not indicative of the credit or market risk associated with the derivative. The cash flows of derivatives are based on the contracted nominal amounts and other contractual terms. Normally, nominal amounts are not exchanged between the contracting parties and are not recorded in the balance sheet. Nominal volumes generally exceed the future cash flow from such instruments.

The following table sets out the fair value for each type of instrument in the trading portfolio as at the end of the year:

€ m	2002 End of period fair value		2001 End of period fair value	
	Assets	Liabilities	Assets	Liabilities
Interest rate and currency swaps	256	435	255	440
Interest rate futures and forward rate agreements	–	9	–	–
Interest rate options purchased	20	2	–	1
Interest rate options written	1	39	–	–
Other interest rate contracts	6	12	20	17
Forward foreign exchange contracts	81	113	–	39
Credit derivatives	11	4	–	–
Total	**375**	**614**	**275**	**497**

(36) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each counterparty, requesting appropriate collateral and applying a standard lending policy. In order to standardise the setting of limits, an internal credit rating framework has been established which sets maximum limits. Counterparty risks are grouped into internal credit rating categories in accordance with the ratings set by Fitch IBCA, Moody's and Standard & Poor's. To reduce credit risk, the bank has entered into various Master Netting Agreements ensuring the right to set off 'claims on' against 'liabilities to' a counterparty in the event of payment defaults or bankruptcy. Standard master agreements such as the German Master Agreement on Financial Derivatives Transactions (DRV) or the ISDA Master Agreement generally allow for close out netting of transactions bundled in a master agreement. Master agreements also include the provision of collateral. Collateral is provided in the form of cash or bonds.

The current replacement costs disclosed in the note 35 above are the sum of all positive market values, not taking into account netting agreements, and are an appropriate indicator of the counterparty risk arising on OTC derivatives.

The table below presents counterparty risk by the type of counterparty:

€ m Type of counterparty	2002 Counterparty risk	2001 Counterparty risk
OECD central governments	–	–
OECD banks	2,841	1,835
OECD financial institutions	41	120
Non OECD central governments	–	–
Non OECD banks	–	–
Non OECD financial institutions	–	–
Other (companies and private individuals)	–	–
Total	**2,882**	**1,955**

(37) Contingent liabilities and irrevocable loan commitments

€ m	31 Dec. 2002	31 Dec. 2001
Contingent liabilities		
on guarantees and indemnity agreements	62	1,437
Other commitments		
Irrevocable loan commitments	4,430	7,633
Total	**4,492**	**9,070**

Contingent liabilities from guarantees and indemnities primarily comprise loan guarantees.

Irrevocable loan commitments arise in the normal course of lending business. These represent undrawn group commitments to provide loan capital to potential borrowers. These commitments are not normally fully drawn down. They comprise the following:

€ m	31 Dec. 2002	31 Dec. 2001
Loan commitments		
Public sector loans	493	1,689
Mortgage loans	64	5,340
Other loans	3,873	176
Credits by way of guarantee	–	428
Total	**4,430**	**7,633**

(E) Segment reporting

Last year, the Group consisted of three segments, namely Public Finance, Property and IT/Consulting. Both the Property and IT/Consulting segments were disposed of during the year as part of the Group re-organisation. The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

(38) Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany", and "Other", based on the registered office or location of the respective group company or branch office.

The calculation of results is based on the assumption that the group companies in the three regions are legally independent units responsible for their respective operations.

€ m	Ireland		Germany		Other		Group	
	2002	2001	2002	2001	2002	2001	2002	2001
Net interest income	60	52	159	117	79	89	298	258
Net commission income	4	−5	1	−2	27	10	32	3
Income from sale of assets	27	3	50	18	22	6	99	27
Trading Result	−24	19	−25	14	28	9	−21	42
Other income	–	–	2	37	–	–	2	37
Total operating income	**67**	**69**	**187**	**184**	**156**	**114**	**410**	**367**
Administrative expenditure	−35	−18	−33	−36	−23	−32	−91	−86
Depreciation	−2	−1	−3	−9	−1	–	−6	−10
Other expenditure	–	–	−6	−3	–	−3	−6	−6
Operating Results before provisions for loan losses	**30**	**50**	**145**	**136**	**132**	**79**	**307**	**265**
Provision for loan losses	–	–	–	−14	–	2	–	−12
Result from first time application of FAS 133	–	−7	–	−27	–	5	–	−29
Income from continuing operations before income taxes	**30**	**43**	**145**	**95**	**132**	**86**	**307**	**224**
Income tax	−3	−4	−34	−40	−22	−12	−59	−56
Income after tax continuing operations	**27**	**39**	**111**	**55**	**110**	**74**	**248**	**168**
Minority Interest	–	–	−1	–	−11	−31	−12	−31
Group net income continuing operations	**27**	**39**	**110**	**55**	**99**	**43**	**236**	**137**

(F) Additional disclosure

(39) Total financing volume

The financing volume listed in the table below includes public sector loans, securities of public sector issuers, mortgage loans and other loans. The financing volume at the end of 2002 amounted to € 122.2 billion (2001: € 151.1 billion) and comprises the following:

€ m	31 Dec. 2002	31 Dec. 2001
Public finance	110,503	120,802
Property finance	5,769	26,054
Other loans	5,954	4,204
Total	**122,226**	**151,060**

Public sector financing comprises the following regions:

€ m	31 Dec. 2002	31 Dec. 2001
Belgium/Luxembourg	2,084	2,044
Germany	40,884	47,806
Denmark	1,128	1,218
Finland	1,907	1,788
France	9,592	8,768
Greece	2,021	2,698
United Kingdom	1,826	1,684
Ireland	72	294
Italy	17,703	19,982
Japan	8,243	11,824
Canada	2,895	2,468
Netherlands	903	1,279
Austria	4,055	4,120
Poland	280	35
Portugal	644	942
Sweden	2,183	2,041
Switzerland	1,091	543
Spain	10,475	10,501
Other	2,517	767
Total	**110,503**	**120,802**

Property financing comprises the following regions:

€ m	31 Dec. 2002	31 Dec. 2001
Belgium/Luxembourg	2	808
Germany	5,729	16,515
Denmark	12	811
France	2	970
United Kingdom	–	1,745
Italy	1	1,200
Netherlands	11	1,011
Sweden	–	829
USA	1	1,146
Other	11	1,019
Total	**5,769**	**26,054**

(40) DEPFA BANK as lessee

At 31 December 2002, the aggregate minimum lease payments under operating leases were as follows:

€ m	Operating lease
2003	3
2004	3
2005	3
2006	3
2007	–
Thereafter	–
Total	**12**

The group has no capital leases at 31 December 2002.

(41) Contingencies

In the course of the restructuring, DEPFA BANK plc, as the new parent company of the Group, has issued letters of comfort. These letters of comfort set out that the parent will ensure that DEPFA ACS BANK, Dublin, DEPFA Deutsche Pfandbriefbank AG, Frankfurt, DePfa-Bank Europe plc, Dublin, and DEPFA Investment Bank Ltd, Nicosia, are able to fulfil their contractual obligations.

As a result, the comfort letter from DEPFA Deutsche Pfandbriefbank AG, Frankfurt, in respect of DEPFA Investment Bank Ltd, Nicosia has been revoked.

Following the disposal of the Property Business, the comfort letter from DEPFA Deutsche Pfandbriefbank AG, Frankfurt, in respect of Aareal Bank France S.A., Paris (former DEPFA Bank France) as well as the exemption certificate issued by DEPFA Deutsche Pfandbriefbank AG, Frankfurt, to the Federal Association of German Banks on behalf of Aareal Bank AG, Wiesbaden, have been revoked.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, will ensure that DEPFA Funding LLC, Wilmington is able to fulfil its contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam.

(42) Related party relationships

Transactions with non-consolidated affiliates and with companies in which a participating interest is held amount to:

€ m	Affiliated companies		Companies in which a participating interest is held	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
Loans and advances to customers	–	597	–	66
Equities and other non fixed income securities	–	–	20	–
Liabilities to customers	–	50	–	1

The Group entered into a number of agreements with Aareal Bank AG as part of the overall re-organisation. Aareal Bank AG have agreed to acquire the remaining property loans of the group in the future. Aareal Bank AG have also guaranteed certain of these property loans.

Loans to officers of DEPFA BANK plc

At the end of financial year 2002, loans to members of the Board stood at € 43,211 (1 loan) (2001: € 23,413,567 – 10 loans).

Report on Directors' remuneration and interests

Remuneration policy

The objective of the group remuneration policy for executive directors is to attract, retain and motivate the executives concerned through remuneration packages which are both competitive and an incentive to the development of the Company, and in the best interests of shareholders. Base salaries for executive directors reflect job responsibilities and reflect levels prevailing in the market for comparable companies. Executive directors participate in annual bonus schemes under which awards are made based on the profit performance of the Company. The remuneration packages of executive directors are reviewed on an annual basis.

Compensation Committee

The Compensation Committee listed on page 11, consists of independent non-executive directors with no financial interests in the matters decided by the Committee. The Compensation Committee determines the remuneration packages of the executive directors.

Directors remuneration

€	2002	2001
Emoluments for services as a director including fees	960,973	–
Salaries and other emoluments	8,260,798	13,247,649
Pensions to former directors	–	845,374
Compensation for loss of office	684,000	–
Total	**9,905,771**	**14,093,023**

Directors' emoluments shown above comprise all fees, salaries, pension provisions and other benefits and emoluments.

Service contracts

There are no service contracts with notice periods exceeding 12 months or with provisions for pre-determined compensation on termination.

Directors interests

The beneficial interests of directors of the company and their spouses and minor children in the ordinary share capital of the company, as at 31 December 2002, was as follows:

	Shareholding
Gerhard Bruckermann	320,260
Dr. Thomas M. Kolbeck	44,914
Fulvio Dobrich	202,000
Dr. Reinhard Grzesik	2,120
Jürgen Karcher	4,267

No changes in the above have occurred between 31 December 2002 and the date of this report.

(43) Average numbers of employees during the financial year

	Total
Full-time employees	291
Part-time employees	12
Permanent staff	**303**
Temporary staff	9
Vocational trainees	1

The average numbers of employees relate only to continuing operations.

(G) Board of Directors and other information

Board of Directors

Mr. G. Bruckermann (Chairman)
Dr. R. Brantner (Deputy Chairman)
Dr. T. M. Kolbeck (Deputy Chairman)
Mr. D. M. Cahillane
Mr. F. Dobrich
Dr. R. Grzesik
Prof. Dr. A. Hemmelrath
Mr. J. Karcher
Mr. M. O'Connell
Mr. J. Poos
Mr. H. Reich
Prof. Dr. F. Ruane
Prof. Dr. Dr. h.c. mult Hans Tietmeyer

Board Committees

Audit Committee

Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane

Compensation Committee

Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. Reich

Secretary & Registered Office

Mr. N. Kavanagh
3, Harbourmaster Place
Dublin 1
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Georges Quay
Dublin 2
Ireland

Solicitors

McCann FitzGerald
2 Harbourmaster Place
Dublin 1
Ireland

(H) Schedule of Shareholdings

of DEPFA BANK plc
at 31 December 2002

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
1	DEPFA BANK plc	Dublin			2,176	65
	Consolidated Subsidiaries					
2	DEPFA Bank Europe plc	Dublin	100.0	1	611	63
3	DEPFA Deutsche Pfandbriefbank AG	Frankfurt	98.2	1	1,272	544
4	DEPFA Investment Bank Ltd	Nicosia	100.0	19, 2, 18	306	70
5	DEPFA ACS BANK	Dublin	100.0	1	101	1
6	DEPFA USA Inc	Wilmington	100.0	1	3	1
7	DEPFA Capital Japan K.K.	Tokyo	100.0	1	249	– 1
8	DEPFA UK Ltd	London	100.0	6	0	0
9	DEPFA Finance N.V.	Amsterdam	100.0	3	3	3
10	DEPFA Funding LLC	Wilmington	100.0	3	220	11
11	DEPFA Funding Trust	Wilmington	100.0	3	0	11
12	DEPFA BANK plc Deferred Stock Trust	Jersey	0.0	1	0	0
13	DEPFA Asset Management Romania S.A.	Bucharest	87.8	4	0	0
14	DEPFA Securities Romania S.A.	Bucharest	87.8	4	0	0
15	DEPFA Asset Management Ireland Ltd.	Dublin	100.0	4	0	0
16	DIBL Asset Management Ltd.	Nicosia	100.0	4	0	0
17	DEPFA Investment Funds plc	Dublin	100.0	4, 15	0	0
18	DEPFA International Holdings GmbH	Frankfurt	100.0	2	102	0
19	Catalina Management Ltd.	Nicosia	100.0	18	20	0
20	DEPFA Erste GmbH	Frankfurt	100.0	3	0	0
21	DEPFA Zweite GmbH	Frankfurt	100.0	3	1	0
22	DBE Property Holdings Ltd.	Dublin	100.0	1	0	0
23	DEPFA Hold One Ltd.	Dublin	100.0	1	0	0
24	DEPFA Hold Two Ltd.	Dublin	100.0	1	0	0
25	DEPFA Hold Three Ltd.	Dublin	100.0	1	0	0
26	DEPFA Hold Four Ltd.	Dublin	100.0	1	0	0
27	Aspara EOOD	Sofia	100.0	4	0	0
28	Deutsche Wohnstätten-Hypothekenbank Aktiengesellschaft	Berlin-Wiesbaden	100.0	3	0	0

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600 , Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3750, Fax +44 20 7245-6822

Madrid Representative Office
Bárbara de Braganza 2 2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000, Fax +44 20 7245-0598

DEPFA USA Inc.
570 Lexington Ave., 39th floor
New York, N.Y. 10022, USA
Phone +1 212 682-6474 , Fax +1 212 867-7810

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 626-4068, Fax +31 20 626-4068

Financial calendar

26 March 2003	Annual accounts 2002 – Press and Analysts' Conference in Frankfurt
13 May 2003	Publication of 1st Quarter Results 2003
11 June 2003	Annual General Meeting of DEPFA BANK plc in Dublin

DEPFA BANK · PERFORMANCE IN FINANCE ++ DEPFA BANK · PERFORMANCE IN FINANCE ++ DEPFA BANK · PERFORMANCE IN FINANCE ++



DEPFA BANK plc
3, Harbourmaster Place · Dublin 1, Ireland
Phone +353 1 607-1600 · Fax +353 1 829-0213
www.depfa.com